Exhibit 99.7

Execution Copy

UNDERWRITING AGREEMENT

September 24, 2025

Intermap Technologies Corporation

840 6th Ave S.W., Suite 200

Calgary, Alberta T2P 3E5

Attention: Patrick Blott, Chairman & Chief Executive Officer

Dear Sir:

Stifel Nicolaus Canada Inc., as lead underwriter and sole bookrunner (the “Lead Underwriter”), together with Canaccord Genuity Corp. and Beacon Securities Limited (collectively, with the Lead Underwriter, the “Underwriters”) hereby severally, and not jointly, nor jointly and severally, in their respective percentages set out in Section 16 below, agree to purchase for sale on a “bought deal” underwritten basis, and Intermap Technologies Corporation (the “Company” or “Intermap”) hereby agrees to issue and sell to the Underwriters, 8,334,000 Class A common shares of the Company (the “Common Shares” and the Common Shares being offered hereunder, the “Offered Shares”), at the purchase price of $3.00 per Offered Share (the “Offering Price”) for aggregate gross proceeds to the Company of $25,002,000 (the “Offering”).

In addition, the Company has granted to the Underwriters an option (the “Over-Allotment Option”) to purchase, on the basis set forth below, in whole or in part and from time to time, up to 1,250,100 additional Offered Shares (the “Additional Offered Shares”) at a purchase price per Additional Offered Share equal to the Offering Price, to cover over-allotments, if any, and for market stabilization purposes. If the Underwriters elect to exercise all or any portion of the Over-Allotment Option from time to time, the Underwriters shall provide written notice to the Company not later than the two Business Days (as defined herein) prior to the Over- Allotment Closing Date (as defined herein) specifying the aggregate number of Additional Offered Shares to be purchased by the Underwriters and the date on which such Additional Offered Shares are to be purchased (an “Over-Allotment Closing Date”) and the Company shall be obligated to issue and sell such number of Additional Offered Shares on such Over- Allotment Closing Date. Such date may be the same as the Closing Date but not earlier than the Closing Date nor later than 30 days following the Closing Date.

Unless the context otherwise requires or unless otherwise specifically stated, all references in this Agreement to the “Offering” shall be deemed to include the Over-Allotment Option and all references in this Agreement to “Offered Shares” shall be deemed to include the Additional Offered Shares issuable upon exercise of the Over-Allotment Option.

The Company has advised that: (i) it has filed all materials required to be filed under the Applicable Securities Laws (as hereinafter defined) of each of the provinces of Canada (other than Québec) (the “Qualifying Jurisdictions”); (ii) it has filed the Base Shelf Prospectus (as hereinafter defined) in each of the Qualifying Jurisdictions, and the ASC (as hereinafter defined), as principal regulator, has issued a decision document in respect of the Base Shelf Prospectus under NP 11-202 (as hereinafter defined) on behalf of itself and the other Securities Commissions (as hereinafter defined); and (iii) it is qualified to and will prepare and file, as promptly as possible, and in any event not later than 10:00 p.m. (Calgary time) on the date hereof the Prospectus Supplement (as hereinafter defined) in the Qualifying Jurisdictions, as a supplement to the Base Shelf Prospectus in accordance with the requirements of NI 44-101 and NI 44-102.

The Offered Shares may also be offered and sold in the United States (as hereinafter defined) to Qualified Institutional Buyers (as defined herein) in transactions in accordance with Schedule “A” attached hereto (which schedule is incorporated into and forms part of this Agreement). Subject to applicable law, including all Applicable Securities Laws, and the terms of this Agreement, the Offered Shares may also be distributed in other jurisdictions outside Canada and the United States, provided that they are lawfully offered and sold pursuant to an exemption from the prospectus, registration and/or similar requirements of any such jurisdictions, including continuous disclosure obligations.

The Underwriters shall have the right to invite one or more investment dealers (each, a “Selling Firm”) to form a selling group to participate in the Offering and the Underwriters have the exclusive right to control all compensation arrangements between the members of the selling group, except as otherwise provided herein. The Underwriters shall ensure that any Selling Firm shall agree with the Underwriters, for the benefit of the Underwriters and the Company, to comply with all applicable laws and to provide the representations and warranties given by the Underwriters and to comply with the covenants and obligations given by the Underwriters herein.

Subject to Section 11, in consideration of the Underwriters’ services to be rendered in connection with the Offering, the Company shall pay to the Underwriters the Underwriters’ Commission (as defined herein) and issue to the Underwriters the Broker Warrants (as defined herein).

The following are the terms and conditions of the agreement between the Company and the Underwriters:

TERMS AND CONDITIONS

1.	Definitions and Interpretation

(1)	In this Agreement:

“Act” means the Business Corporations Act (Alberta);

“Additional Offered Shares” has the meaning ascribed thereto on the first page of this Agreement;

“affiliate”, “associate”, “material fact”, “material change”, and “misrepresentation” shall have the respective meanings ascribed thereto in the Securities Act (Alberta);

“Affiliates” means the respective affiliates of the Underwriters;

“Agreement” means this underwriting agreement and not any particular article or section or other portion except as may be specified and words such as “hereof”, “hereto”, “herein” and “hereby” refer to this Agreement as the context requires;

“Anti-Money Laundering Laws” has the meaning ascribed thereto in Section 7(1)(xx); “Applicable Securities Laws” means Canadian Securities Laws and U.S. Securities Laws; “ASC” means the Alberta Securities Commission, as principal regulator of the Company;

“Base Shelf Prospectus” means the final short form base shelf prospectus of the Company dated September 15, 2025, including all of the Documents Incorporated by Reference;

“Broker Warrant Certificates” means the certificates representing the Broker Warrants and containing the terms thereof;

“Broker Warrant Shares” means the Common Shares issuable upon exercise of the Broker Warrants;

“Broker Warrants” means the broker warrants of the Company to be issued to the Underwriters at the Closing Time, which shall entitle the Underwriters to subscribe for that number of Common Shares as is equal to 6.0% of the total number of Offered Shares sold pursuant to the Offering at an exercise price of US$2.1758 per Broker Warrant Share for a period of 24 months following the Closing Date;

“Business Day” means any day other than a Saturday, Sunday or statutory or civic holiday in Toronto, Ontario or Calgary, Alberta;

“Canadian Securities Laws” means, collectively, all applicable securities laws of each of the Qualifying Jurisdictions and the respective rules and regulations under such laws, together with applicable published instruments, notices and orders of the securities regulatory authorities in the Qualifying Jurisdictions;

“Closing” means the completion of the issue and sale of the Offered Shares;

“Closing Date” means September 29, 2025, or such other date as may be agreed to by the Company and the Lead Underwriter, on behalf of the Underwriters, each acting reasonably;

“Closing Time” means 6:00 a.m. (Calgary time) on the Closing Date or the Over-Allotment Closing Date, as applicable, or such other time on the Closing Date or Over-Allotment Closing Date as the Company and the Lead Underwriter, on behalf of the Underwriters, may determine;

“Common Shares” means the Class “A” common shares in the capital of the Company;

“Company’s Auditor” means MNP LLP, chartered accountants, or such firm of chartered accountants as the Company may from time to time appoint as auditor of the Company;

“Debt Instrument” means any note, loan, bond, debenture, indenture, promissory note, credit facility, or other instrument evidencing indebtedness (demand or otherwise) for borrowed money or other liability, and any amendments thereto, to which the Company or its Subsidiaries are a party or to which their property or assets are otherwise bound;

“distribution” means distribution or distribution to the public, as the case may be, for the purposes of the Canadian Securities Laws;

“Documents Incorporated by Reference” means, in respect of any of the Offering Documents, the documents specified as being incorporated therein by reference or which are deemed to be incorporated therein by reference pursuant to Canadian Securities Laws;

“Engagement Letter” means, the engagement letter dated as of September 22, 2025, between the Company and the Lead Underwriter;

“Environmental Laws” means any federal, state, provincial, territorial or local law, statute, ordinance, rule, regulation, order, decree, judgment, injunction, permit, license, authorization or other binding requirement, or common law, relating to health, safety or the regulation, protection, cleanup or restoration of the environment or natural resources, including those relating to the distribution, processing, generation, treatment, control, storage, disposal, transportation, other handling or release or threatened release of Hazardous Materials or Conditions;

“Financial Statements” means the financial statements of the Company included in the Documents Incorporated by Reference, including the notes to such statements and the related auditor’s report on such statements, prepared in accordance with IFRS as in force at the applicable time;

“Former Auditor” means KPMG LLP, chartered professional accountants;

“Governmental Authority” means and includes, without limitation, any national, federal government, province, state, municipality or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing, and any governmental department, commission, board, bureau, agency or instrumentality, including the Securities Commissions and the TSX;

“Governmental Licenses” has the meaning ascribed thereto in Section 7(1)(nn);

“Hazardous Materials or Conditions” means any material, substance (including, without limitation, pollutants, contaminants, hazardous or toxic substances or wastes) or condition that is regulated by or may give rise to liability under any Environmental Laws;

“IFRS” means International Financial Reporting Standards which are issued by the international Accounting Standards Board, as adopted in Canada;

“including” means including without limitation;

“Indemnitor” has the meaning ascribed thereto in Section 14;

“Intellectual Property” shall mean all of the following which is owned by, issued to or licensed to the Company and/or any Subsidiary, or other rights of the Company and/or any Subsidiary to use the following: (i) rights in any patents, patent applications, patent rights, patent disclosures and inventions (whether or not patentable and whether or not reduced to practice) anywhere in the world and any re-issue, continuation, continuation-in-part, revision, extension or re-examination thereof; (ii) trademarks, service marks, trade-names, business names, certification marks, logos, slogans, Internet domain names, distinguishing marks and guises, rights protecting goodwill and reputation and corporate names together with all the goodwill associated therewith, including, without limitation, the use of the current corporate name and any registrations and applications therefor, anywhere in the world, whether or not registered or registrable; (iii) copyrights (including performance rights) to any original works of art or authorship (including, without limitation, web sites, source code and graphics) which are fixed in any medium of expression, including copyright registrations and applications therefor, anywhere in the world, whether or not registered or registrable; (iv) all registrations, applications, and renewals for any of the foregoing, whether registrable or unregistrable; (v) trade secrets, know how (including unpatented and/or unpatentable proprietary information, systems or procedures), show-how, proprietary knowledge and other confidential information; (vi) any and all industrial design rights, industrial designs, design patents, industrial design or design patent registrations and applications therefor, anywhere in the world, whether or not registered or registrable; (vii) information technologies, whether registrable or unregistrable; (viii) all copies and tangible embodiments of the foregoing; and (ix) any license rights or other rights of use of any of the foregoing;

“Lien” means any mortgage, charge, pledge, hypothec, security interest, assignment, lien (statutory or otherwise), charge, title retention agreement or arrangement, restrictive covenant or other encumbrance of any nature, or any other arrangement or condition which, in substance, secures payment or performance of an obligation;

“marketing materials”, “standard term sheet” and “template version” shall have their respective meanings ascribed thereto in NI 41-101;

“Material Adverse Effect” means any event, change, fact, or state of being which would reasonably be expected to have a material and adverse effect on the business, affairs, capital, results of operation, properties, assets, liabilities (absolute, accrued, contingent or otherwise) or condition (financial or otherwise) of the Company and the Subsidiaries considered on a consolidated basis;

“Material Agreement” means any Debt Instrument, contract, commitment, agreement (written or oral), instrument, lease, licence, or other document (written or oral), to which the Company or the Subsidiaries are a party and which is material to the Company and the Subsidiaries on a consolidated basis;

“Material Subsidiaries” means, collectively, Intermap Technologies, Inc., and Intermap Insurance Solutions Inc.;

“NI 41-101” means National Instrument 41-101 – General Prospectus Requirements;

“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions;

“NI 44-102” means National Instrument 44-102 – Shelf Distributions;

“NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings;

“NP 11-202” means National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions;

“OFAC” has the meaning ascribed thereto in Section 7(1)(aaa);

“Offering” has the meaning ascribed thereto on the first page of this Agreement;

“Offering Documents” means, collectively, the Base Shelf Prospectus, the Prospectus Supplement, any Prospectus Amendment, any Supplementary Material, the U.S. Placement Memorandum and any U.S. Supplementary Material;

“Over-Allotment Closing Date” has the meaning ascribed thereto on the first page of of this Agreement;

“Over-Allotment Option” has the meaning ascribed thereto on the first page of this Agreement;

“Passport System” means the system and procedures for prospectus filing and review under Multilateral Instrument 11-102 – Passport System adopted by the Securities Commissions (other than the Ontario Securities Commission) and NP 11-202;

“Permit” means any regulatory approval, licence, permit, approval, consent, certificate, registration, filing or other authorization of or issued by any governmental entity under applicable laws, including Environmental Laws;

“person” means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, joint venture association, trust, body corporate, Governmental Authority or other legal entity;

“Personally Identifiable Information” means any information that alone or in combination with other information held by the Company or the Subsidiaries can be used to specifically identify a natural person including but not limited to a natural person’s name, street address, telephone number, e-mail address, photograph, social insurance number, driver’s license number, passport number, credit or debit card number or customer or financial account number or any similar information that is treated as “Personally Identifiable Information” under any applicable laws;

“Personnel” has the meaning ascribed thereto in Section 14(1) of this Agreement;

“Prospectus” means, collectively, the Base Shelf Prospectus, as supplemented by the Prospectus Supplement, and any Prospectus Amendment, in each case including all of the Documents Incorporated by Reference;

“Prospectus Amendment” means any amendment to the Base Shelf Prospectus or the Prospectus Supplement, required to be prepared and filed by the Company pursuant to Canadian Securities Laws;

“Prospectus Supplement” means the prospectus supplement to be dated September 24, 2025, to the Base Shelf Prospectus;

“Public Record” means collectively, all of the documents which have been filed on SEDAR+ since January 1, 2022, by or on behalf of the Company with the Securities Commissions pursuant to the requirements of Applicable Securities Laws;

“Purchasers” means, collectively, each of the purchasers of the Offered Shares arranged by the Underwriters pursuant to the Offering, including, if applicable, the Underwriters;

“Qualified Institutional Buyer” means a “qualified institutional buyer” as defined in Rule 144A;

“Qualifying Jurisdictions” has the meaning ascribed thereto on the first page of this Agreement;

“Rule 144A” means Rule 144A under the U.S. Securities Act;

“SEC” means the United States Securities and Exchange Commission;

“Securities Commissions” means the applicable securities commission or similar regulatory authority in each of the Qualifying Jurisdictions;

“SEDAR+” means the System for Electronic Data Analysis and Retrieval+ of the Canadian Securities Administrators;

“Selling Firm” has the meaning ascribed thereto on the second page of this Agreement;

“Standard Listing Conditions” has the meaning ascribed thereto in Section 8(1)(d);

“Subsidiaries” means, collectively, the Material Subsidiaries and each of the Company’s other direct or indirect subsidiaries, including, Intermap Federal Services, Inc. (Virginia), Intermap Technologies s.r.o. (Czech Republic), P.T., ExsaMap Asia (Indonesia) and Intermap Technologies Pty. Ltd. (Australia);

“subsidiary” means a subsidiary for purposes of the Securities Act (Alberta);

“Supplementary Material” means, collectively, any Prospectus Amendment, any amendment to any of the other Offering Documents or any amendment or supplemental prospectus or ancillary materials that may be filed by or on behalf of the Company under Applicable Securities Laws relating to the distribution of the Offered Shares;

“Survival Limitation Date” means the later of: (i) the second anniversary of the Closing Date; and the latest date under Canadian Securities Laws relevant to a purchaser of any Offered Shares (non- residents of Canada being deemed to be resident in the Province of Alberta for such purposes) that a purchaser of Offered Shares may be entitled to commence an action or exercise a right of rescission, with respect to a misrepresentation contained in the Prospectus or, if applicable, any Supplementary Material;

“Transaction Documents” means this Agreement and the Broker Warrant Certificates;

“Transfer Agent” means Odyssey Trust Company, in its capacity as transfer agent and registrar in respect of the Common Shares at its principal office in Calgary, Alberta;

“TSX” means the Toronto Stock Exchange;

“Underwriters” has the meaning ascribed thereto on the first page of this Agreement;

“Underwriters’ Commission” has the meaning ascribed thereto in Section 11;

“United States” or “U.S.” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

“U.S. Affiliate” of any Underwriter or Selling Firm means the United States registered broker- dealer affiliate of such Underwriter or Selling Firm, and in the case of a Selling Firm that is a United States registered broker-dealer, may include the Selling Firm itself;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended; “U.S. Person” has the meaning ascribed thereto in Schedule “A” hereto;

“U.S. Placement Memorandum” means the U.S. private placement memorandum, in a form satisfactory to the Underwriters and the Company, each acting reasonably, including the Prospectus, to be delivered to each offeree and U.S. Purchaser of the Offered Shares in accordance with Schedule “A” hereto;

“U.S. Purchaser” means a person (including any beneficial purchaser) who is (a) a U.S. Person, (b) a person who receives or received an offer to acquire such Offered Shares while in the United States, (c) located in the United States, and/or (d) a person who was in the United States at the time such person’s buy order was made or the agreement pursuant to which such Offered Shares were acquired was executed or delivered;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“U.S. Securities Laws” means all applicable securities legislation in the United States, including the U.S. Securities Act, the U.S. Exchange Act and the rules and regulations promulgated thereunder, and any applicable U.S. state securities laws;

“U.S. Supplementary Material” means any Supplementary Material required, in the opinion of legal counsel to the Underwriters, to be delivered to Purchasers or prospective purchasers in the United States with any supplemental, or supplement to the, U.S. Placement Memorandum as may be so required;

(2)	Headings, etc. The division of this Agreement into sections, subsections, paragraphs and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. Unless something in the subject matter or context is inconsistent therewith, references herein to sections, subsections, paragraphs and other subdivisions are to sections, subsections, paragraphs and other subdivisions of this Agreement.

(3)	Currency. Except as otherwise indicated, all amounts expressed herein in terms of money refer to lawful currency of Canada and all payments to be made hereunder shall be made in such currency. All references to “US$” refer to the lawful currency of the United States.

(4)	Capitalized Terms. Capitalized terms used but not defined herein have the meanings ascribed to them in the Prospectus Supplement.

(5)	Knowledge. Where any representation or warranty contained in this Agreement or any ancillary document hereto is expressly qualified by reference to the “knowledge” of the Company, or where any other reference is made herein or in to the “knowledge” of the Company, it shall be deemed to refer to the actual knowledge of Patrick Blott, after having made reasonable enquiry.

(6)	Schedules. The following Schedules are attached to this Agreement and are deemed to be part of and incorporated in this Agreement:

Schedule	Title

Schedule “A”	United States Offers and Sales
Schedule “B”	Form of Lock Up Agreement

2.	Prospectus Covenants

(1)	As soon as practicable after the execution of this Agreement, the Company will prepare and file the Prospectus Supplement, including copies of any documents or information incorporated by reference therein, with the Securities Commissions, and in any event no later than 10:00 p.m. (Calgary time) on September 24, 2025, and will have taken all other steps and proceedings that may be necessary, prior to or at the time of filing the Prospectus Supplement, in order to qualify the Offered Shares for distribution in each of the Qualifying Jurisdictions by the Underwriters and other persons who are registered in a category permitting them to distribute the Offered Shares under the Canadian Securities Laws and who comply with the Canadian Securities Laws.

(2)	Until the earlier of the date on which: (i) the distribution of the Offered Shares is completed; or (ii) the Underwriters have exercised their termination rights pursuant to Section 12, the Company will promptly take, or cause to be taken, all additional steps and proceedings that may from time to time be required under Canadian Securities Laws to continue to qualify the distribution of the Offered Shares, or, in the event that the Offered Shares have, for any reason, ceased so to qualify, to so qualify again the Offered Shares for distribution in the Qualifying Jurisdictions.

(3)	The Company, and the Underwriters, severally, and not jointly, or jointly and severally, covenant and agree:

(a)	during the distribution of the Offered Shares, the Company and the Underwriters shall approve in writing, prior to such time marketing materials are provided to potential investors, any marketing materials reasonably requested to be provided by the Underwriters to any potential purchaser of Offered Shares, such marketing materials to comply with Canadian Securities Laws. The Company shall file a template version of such marketing materials with the Securities Commissions on SEDAR+ as soon as reasonably practicable after such marketing materials are so approved in writing by the Company and the Underwriters, and in any event on or before the day the marketing materials are first provided to any potential purchaser of Offered Shares, and such filing shall constitute the Underwriters’ authority to use such marketing materials in connection with the Offering. The Company and the Underwriters may agree that any comparables shall be redacted from the template version in accordance with NI 44-101 prior to filing such template version with the Securities Commissions and a complete template version containing such comparables and any disclosure relating to the comparables, if any, shall be delivered to the Securities Commissions by the Company;

(b)	not to provide any potential purchaser of Offered Shares with any marketing materials unless a template version of such marketing materials has been filed by the Company with the Securities Commissions on or before the day such marketing materials are first provided to any potential purchaser of Offered Shares;

(c)	not to provide any potential investor with any materials or information in relation to the distribution of the Offered Shares or the Company other than: (i) such marketing materials that have been approved and filed in accordance with Section 2(3)(a); (ii) the Offering Documents; and (iii) any standard term sheets approved in writing by the Company and the Underwriters; and

(d)	that any marketing materials approved and filed in accordance with Section 2(3)(a), and any standard term sheets approved in writing by the Company and the Underwriters, shall only be provided to potential investors in accordance with Applicable Securities Laws.

3.	Delivery of Offering Documents

(1)	Unless otherwise requested by the Lead Underwriter, on behalf of the Underwriters, delivery of the Offered Documents will be satisfied in accordance with the “access equals delivery” provisions contained in Part 6A of NI 44-102 and the Underwriters and the Company shall satisfy any request for electronic or paper copies of the Offering Documents in accordance with the requirements of NI 44-102, without charge.

(2)	The delivery of the Offering Documents to the Underwriters by the Company in accordance with this Agreement will constitute the representation and warranty of the Company to the Underwriters that (except for information and statements relating solely to the Underwriters and furnished by them specifically for use in the Offering Documents), at the respective date of such document:

(a)	the information and statements contained in each of the Offering Documents (including, for greater certainty, the Documents Incorporated by Reference therein): (i) are true and correct and contain no misrepresentation; and (ii) constitute full, true and plain disclosure of all material facts relating to the Offered Shares and the Company, provided that such representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by the Underwriters specifically for inclusion therein;

(b)	no material fact has been omitted from any of the Offering Documents that is required to be stated in such document or is necessary to make the statements therein not misleading in the light of the circumstances in which they were made;

(c)	each of the Prospectus and the Supplementary Material complies in all material respects with Canadian Securities Laws; and

(d)	each of the U.S. Placement Memorandum and any U.S. Supplementary Material complies in all material respects with U.S. Securities Laws.

(3)	The Company will also deliver, or cause to be delivered, to the Underwriters, prior to the filing of the Prospectus Supplement, as applicable, unless otherwise indicated:

(a)	a copy of the Prospectus Supplement in the form required by Canadian Securities Laws;

(b)	a copy of any other document filed with, or delivered to, the Securities Commissions by the Company under Canadian Securities Laws in connection with the Offering, including, any Supplementary Material and any Document Incorporated by Reference in the Prospectus not previously filed on SEDAR+;

(c)	a copy of the U.S. Placement Memorandum and any U.S. Supplementary Material;

(d)	a copy of all correspondence with the TSX indicating that the application for the listing and posting for trading on the TSX of the Offered Shares and Broker Warrant Shares issuable in connection with the Offering has been submitted to the TSX; and

(e)	a “long-form” comfort letter dated the date of the Prospectus Supplement, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters and the Company, from each of the Company’s Auditor and Former Auditor, and based on a review completed not more than two Business Days prior to the date of the letter, with respect to financial and accounting information relating to the Company included and incorporated by reference in the Prospectus, which letter shall be in addition to the report of the Former Auditor contained in the Prospectus and any auditor comfort letter addressed to the Securities Commissions and filed with or delivered to the Securities Commissions under Canadian Securities Laws.

(4)	Comfort letters and other documents substantially similar to those referred to in this Section 3 will be delivered to the Underwriters and the Company, and their respective counsel, as applicable, with respect to any Supplementary Material, contemporaneously with, or prior to the filing of, such Supplementary Material.

4.	Notifications of Material Changes During the Distribution of the Offered Shares

(1)	The Company will promptly notify the Underwriters from the date hereof and until the completion of the distribution of the Offered Shares of the full particulars of:

(a)	any material change (actual, anticipated, threatened, contemplated, or proposed by, to, or against) in the condition (financial or otherwise), assets, liabilities (contingent or otherwise), business, affairs, operations, properties, capital or prospects of the Company and its Subsidiaries on a consolidated basis;

(b)	any material fact that has arisen or has been discovered and would have been required to have been stated in any of the Offering Documents had that fact arisen or been discovered on, or prior to, the date of the Offering Documents, as the case may be;

(c)	any change in any material fact or any misstatement of any material fact contained in any of the Offering Documents, or the existence of any new material fact, in each case which is of a nature as to render any of the Offering Documents misleading or untrue in any material respect or would result in a misrepresentation therein;

(d)	any material breach of any covenant of this Agreement or any Offering Documents by the Company, or upon it becoming aware that any representation or warranty of the Company contained in this Agreement or any Offering Document is or has become untrue or inaccurate in any material respect;

(e)	any request by any Securities Commission to amend or supplement the Prospectus or for additional information;

(f)	the suspension of the qualification of the Offered Shares for sale, grant or issuance in any Qualifying Jurisdiction, or of any order suspending or preventing the use of the Offering Documents or of the institution or, to the knowledge of the Company, threatening of any proceedings for any such purpose;

(g)	the receipt by the Company of any material communication, whether written or oral, from any Securities Commissions, the TSX or any other competent authority, relating to the Prospectus or the distribution of the Offered Shares;

(h)	any notice or other correspondence received by the Company from any Governmental Authority requesting information, a meeting or a hearing relating to the Company, the Offering, or the issue and sale of the Offered Shares;

(i)	the issuance by any Securities Commission or the TSX of any order having the effect of ceasing or suspending the distribution of the Offered Shares or the trading in any securities of the Company, or of the institution or, to the knowledge of the Company, threatening of any proceeding for any such purpose and the Company will use its reasonable best efforts to prevent the issuance of any such stop order or of any order preventing or suspending such use or such order ceasing or suspending the distribution of the Offered Shares or the trading in the Common Shares and, if any such order is issued, to obtain the lifting thereof at the earliest possible time;

and the Company shall promptly, and in any event within any applicable time limitation, comply with all applicable filings and other requirements under Applicable Securities Laws as a result of such fact or change, including, for greater certainty, filing any Supplementary Material which may be necessary under Applicable Securities Laws to qualify the Offered Shares for distribution in the Qualifying Jurisdictions; provided that the Company shall not file any Supplementary Material or other document without first providing the Underwriters with a copy of such Supplementary Material or other document and consulting with the Underwriters and their counsel with respect to the form and content thereof.

(2)	In addition to the provisions of Section 4(1), the Company will, in good faith, discuss with the Underwriters any change, event, development or fact, contemplated, anticipated, threatened, or proposed in Section 4(1) that is of such a nature that there may be reasonable doubt as to whether notice should be given to the Underwriters under Section 4 and will consult with the Underwriters with respect to the form and content of any Supplementary Material proposed to be filed by the Company, it being understood and agreed that no such Supplementary Material will be filed with any Securities Commission until the Underwriters and their legal counsel have been given a reasonable opportunity to review and comment on, and approve, if required under Applicable Securities Laws, such material.

5.	Due Diligence

Prior to the Closing Time and, if applicable, prior to the filing of any Supplementary Material, the Underwriters and their legal counsel will be provided with timely access to all information reasonably required to permit them to conduct a full due diligence investigation of the Company and the Subsidiaries and their business operations, properties, assets, affairs and financial condition. In particular, the Underwriters shall be permitted to conduct all due diligence that they may reasonably require in order to fulfil their obligations under Applicable Securities Laws and, in that regard, the Company will make available to the Underwriters and their legal counsel, on a timely basis, all corporate and operating records, material contracts, Intellectual Property, financial information, budgets, key officers, and other relevant information necessary in order to complete the due diligence investigation of the Company and the Subsidiaries and their business, properties, assets, affairs and financial condition for this purpose, and without limiting the scope of the due diligence inquiries the Underwriters may conduct, to participate and cause their counsel, the Company’s Auditor and the Former Auditor to participate in one or more due diligence sessions to be held prior to the filing of the Prospectus Supplement and the Closing Time. It shall be a condition precedent to the Underwriters’ execution of any certificate in any Offering Document that the Underwriters be satisfied, acting reasonably, as to the form and content of the document. The Underwriters shall not unreasonably withhold or delay the execution of any such Offering Document required to be executed by the Underwriters and filed in compliance with Applicable Securities Laws for the purpose of the Offering.

6.	Conditions of Closing

The Underwriters’ obligations under this Agreement are conditional upon and subject to:

(1)	Legal Opinions. The Underwriters receiving at the Closing Time favourable legal opinions addressed to the Underwriters from Norton Rose Fulbright Canada LLP, counsel to the Company, or local counsel with respect to those matters governed by the laws of jurisdictions other than the jurisdictions in which it is qualified to practice, which counsel may rely as to matters of fact, on certificates of the officers of the Company, auditors and public and stock exchange officials and other documentation standard for legal opinions in transactions of a similar nature, and that the opinion of counsel may be subject to the usual qualifications as to enforceability, equitable remedies, creditors’ rights laws and public policy considerations, in form and substance acceptable to the Underwriters, acting reasonably, with respect to the following matters:

(a)	the Company being a “reporting issuer”, or its equivalent, in each of the Qualifying Jurisdictions in which Offered Shares have been issued and sold and is not included in a list of defaulting reporting issuers maintained pursuant to Canadian Securities Laws in such Qualifying Jurisdictions;

(b)	the Company being a corporation existing under the Act and having all requisite corporate power and capacity to carry on business, to own, lease and operate properties and assets and to execute, enter into and deliver this Agreement and to perform its obligations hereunder, including to offer, issue, sell and deliver the Offered Shares, to grant the Over-Allotment Option and to offer, issue, sell and deliver the Additional Offered Shares, to grant and issue the Broker Warrants, and to issue and deliver the Broker Warrant Shares upon due exercise of the Broker Warrants;

(c)	the authorized and issued and outstanding share capital of the Company;

(d)	all necessary corporate action having been taken by the Company to authorize the execution and delivery of each of the Transaction Documents and the performance of its obligations hereunder and thereunder, including the consummation of the Offering, the issue, sale and delivery of the Offered Shares, the grant of the Over- Allotment Option, the creation, issuance and grant of the Broker Warrants, and the issue and delivery of the Broker Warrant Shares upon exercise of the Broker Warrants having been duly authorized, executed and delivered on behalf of the Company, and constituting a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with their terms;

(e)	all necessary corporate action having been taken by the Company to authorize the execution and delivery of the Prospectus Supplement and any Supplementary Material and the filing thereof with the Securities Commissions;

(f)	the execution and delivery of the Transaction Documents by the Company and the performance by the Company of its obligations hereunder or thereunder (including the issuance, sale and delivery of the Offered Shares and the issuance of the Broker Warrants to the Underwriters, as applicable) do not and will not (as the case may be) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, whether after notice or lapse of time or both: (i) the provisions of any Applicable Securities Laws; (ii) the constating documents of the Company; or (iii) any resolutions of the shareholders or directors (or committees of directors);

(g)	the Over-Allotment Option has been duly and validly authorized and granted by the Company;

(h)	the Additional Offered Shares issuable upon the exercise of the Over- Allotment Option have been duly and validly allotted and reserved for issuance by the Company and, upon the exercise of the Over-Allotment Option including receipt by the Company of payment in full therefor, such Additional Offered Shares will be duly and validly issued and outstanding as fully-paid and non-assessable Common Shares;

(i)	the Offered Shares having been duly and validly authorized for issuance and sale, and at the Closing Time, upon payment of the purchase price therefor, the Offered Shares will be validly issued as fully paid and non-assessable Common Shares;

(j)	the Broker Warrants having been duly and validly created, authorized and issued;

(k)	the Broker Warrant Shares having been duly and validly authorized for issuance, and, upon the exercise of the Broker Warrants in accordance with the terms of the Broker Warrant Certificates, including the payment of the exercise price in full therefor, the Broker Warrant Shares will be validly issued as fully paid and non- assessable Common Shares;

(l)	the forms and terms of the certificates representing the Broker Warrants have been approved by the directors of the Company and comply in all material respects with the Act, the constating documents of the Company and the rules of the TSX;

(m)	all necessary documents having been filed, all requisite proceedings have been taken and all approvals, permits, authorizations and consents of the appropriate regulatory authority in each of the Qualifying Jurisdictions having been obtained by the Company to (i) qualify the distribution of the Offered Shares in each of the Qualifying Jurisdictions by or through persons duly registered under the Canadian Securities Laws of such provinces who have complied with the relevant provisions of such Canadian Securities Laws, (ii) qualify the distribution of the Broker Warrants to the Underwriters, and (iii) grant the Over- Allotment Option to the Underwriters;

(n)	the issue and delivery of the Broker Warrant Shares upon the due exercise of the Broker Warrants in accordance with the terms and conditions of the Broker Warrant Certificates, is exempt from or not subject to the “prospectus requirements” (as such term is defined in National Instrument 14-101 – Definitions) of the securities laws of the Qualifying Jurisdictions and no documents are required to be filed, proceedings taken or approvals, permits, consents, orders or authorizations obtained by the Company under such securities laws (other than such as have been filed or obtained) to permit such issue and delivery;

(o)	the first trade of a Broker Warrant Share will not be subject to the prospectus requirements of the securities laws of the Qualifying Jurisdictions, and no prospectus or other document is required to be filed, no proceedings are required to be taken and no approvals, permits, consents or authorizations of regulatory authorities are required to be obtained under the securities laws of the Qualifying Jurisdictions to permit the first trade of such securities by the holder thereof through registrants or dealers duly registered under the securities laws of the Qualifying Jurisdictions who have complied with such laws, provided that such trade is not a “control distribution” as that term is defined in National Instrument 45-102 – Resale of Securities (“NI 45-102”) and the Company is a “reporting issuer” in the applicable province for the purposes of NI 45-102 at the time of such trade;

(p)	the Offered Shares and Broker Warrant Shares being conditionally approved for listing on the TSX (subject only to satisfaction by the Company of the Standard Listing Conditions); and

(q)	subject to the qualifications and assumptions set out therein, the statements set forth in the Prospectus Supplement under the headings “[Eligibility for Investment]” and “[Certain Canadian Federal Income Tax Considerations]” insofar as they purport to describe the provisions of the laws referred to therein are fair and accurate summaries of the matters discussed therein.

(2)	Subsidiaries Opinions. The Underwriters shall have received at the Closing Time favourable legal opinions addressed to the Underwriters, in form and substance satisfactory to the Underwriters, acting reasonably, dated as of the Closing Date or Over-Allotment Closing Date, as applicable, from local counsel to Company, which counsel in turn may rely, as to matters of fact, on certificates of public officials (as appropriate):as to each Material Subsidiary:

(a)	being a corporation existing under the laws of the jurisdiction in which it was incorporated, amalgamated or continued, as the case may be, and having the corporate power and authority under applicable corporate law necessary to own or hold their respective properties and to conduct their respective businesses in which they are engaged; and

(b)	as to the issued and outstanding share capital of each Material Subsidiary and the ownership thereof.

(3)	United States Legal Opinion. If any Offered Shares are offered and sold to U.S. Purchasers, the Underwriters shall have received at the time of Closing a favourable legal opinion addressed to the Underwriters dated as of the Closing Date or Over-Allotment Closing Date, as applicable, from United States counsel to the Company, Norton Rose Fulbright US LLP, to the effect that it is not necessary in connection with the offer and sale of the Offered Shares to the U.S. Purchasers to register the Offered Shares under the U.S. Securities Act, it being understood that no opinion is expressed as to any subsequent resale of any Offered Shares.

(4)	Corporate Certificate. The Underwriters shall have received at the Closing Time a certificate, dated as of the Closing Date or Over-Allotment Closing Date, as applicable, signed by the Chief Executive Officer of the Company, or such other officer(s) of the Company as the Lead Underwriter, on behalf of the Underwriters, may agree, certifying for and on behalf of the Company, to the best of the knowledge, information and belief of the person(s) so signing, with respect to: (a) the articles and constating documents of the Company; (b) the resolutions of the Company’s board of directors relevant to the issue and sale of the Offered Shares by the Company and the authorization of this Agreement and the transactions contemplated herein; and (c) the incumbency and signatures of the signing officers of the Company who have signed the Offering Documents or other documents relating to Closing.

(5)	Bring-Down Certificate. The Company shall have delivered to the Underwriters, at the Closing Time, a certificate dated the Closing Date or Over-Allotment Closing Date, as applicable, addressed to the Underwriters and signed by the Chief Executive Officer of the Company, or such other officer(s) as the Lead Underwriter, on behalf of the Underwriters, may agree, certifying for and on behalf of the Company, and not in their personal capacities, after having made due inquiries, with respect to the following matters:

(a)	the Company having complied with all the covenants and satisfied all the terms and conditions of this Agreement on its part to be complied with and satisfied, other than terms and conditions which have been waived by the Underwriters, at or prior to the Closing Time;

(b)	no order, ruling or determination having the effect of ceasing or suspending the trading in the Common Shares or prohibiting the sale of the Offered Share or any other securities of the Company has been issued by any regulatory authority and is continuing in effect and no proceedings for such purpose have been instituted or are pending or, to the knowledge of such officer, contemplated or threatened under any relevant securities laws (including Applicable Securities Laws) or by any regulatory authority;

(c)	subsequent to the respective dates as at which information is given in the Prospectus, there having not occurred a Material Adverse Effect or any change or, to the knowledge of such officer, development involving a prospective Material Adverse Effect, other than as disclosed in the Prospectus or any Supplementary Material, as the case may be;

(d)	no material change relating to the Company and its Subsidiaries on a consolidated basis having occurred since the date hereof, except the Offering, with respect to which the requisite material change report has not been filed and no such disclosure having been made on a confidential basis that remains confidential; and

(e)	the representations and warranties of the Company contained in this Agreement and in any certificates of the Company delivered pursuant to or in connection with this Agreement, being true and correct in all material respects (or, if qualified by materiality or Material Adverse Effect, true and correct in all respects) as at the Closing Time, with the same force and effect as if made on and as at the Closing Time, except for such representations and warranties which are made as of a specific date other than the Closing Date, after giving effect to the transactions contemplated by this Agreement.

(6)	Certificate of Transfer Agent. The Company having delivered to the Underwriters at the Closing Time a certificate or letter of the Transfer Agent, certifying as to: (i) its appointment as transfer agent and registrar of the Common Shares; and (ii) the number of Common Shares issued and outstanding on the Business Day prior to the Closing Date or Over-Allotment Closing Date, as applicable;

(7)	Bring-Down Auditor Comfort Letter. The Company having caused the Company’s Auditor and Former Auditor to deliver to the Underwriters a comfort letter, dated the Closing Date or Over- Allotment Closing Date, as applicable, in form and substance satisfactory to the Lead Underwriter, on behalf of the Underwriters, acting reasonably, bringing forward to the date which is two Business Days prior to the Closing Date or the Over-Allotment Closing Date, as applicable, the information contained in the comfort letter referred to in Section 3(3)(e); which, for certainty, will be a “long-form” comfort letter dated the date of the Closing Date or Over-Allotment Closing Date, as applicable, in the event that the Financial Statements contained within the Documents Incorporated by Reference have changed since the date of the previous “long-form” comfort letter delivered pursuant to Section 3(3)(e) or Section 3(4), as applicable;

(8)	Certificate of Status. The Underwriters shall have received a certificate of status (or the equivalent) dated within two Business Days of the Closing Date or Over-Allotment Closing Date, as applicable, in respect of the Company and each Material Subsidiary issued by such appropriate regulatory authority, as applicable in each jurisdiction under which the Company and such Subsidiaries exist, to the extent that such certificates of compliance (or their equivalent) are available in such jurisdictions;

(9)	Lock-Up Agreements. The Underwriters shall have received lock-up agreements dated as of the Closing Date pursuant to Section 8(1)(o) in favour of the Underwriters, in the form set forth as Schedule “B” hereof;

(10)	No Termination. The Underwriters not having exercised any rights of termination set forth in Section 12; and

(11)	Other Documentation. The Underwriters having received at the Closing Time such further opinions, certificates and other documentation from the Company as may be contemplated herein, provided, however, that the Underwriters shall request any such opinion, certificate or document within a reasonable period prior to the Closing Time that is sufficient for the Company to obtain and deliver such certificate or document and provided further that any such requested opinion, certificate or document is customary for financings of the nature contemplated hereby.

7.	Representations and Warranties of the Company

(1)	The Company represents and warrants to the Underwriters as of the date hereof, and acknowledges that the Underwriters are relying upon each of such representations and warranties in completing the Closing, that:

(a)	except as disclosed in the Public Record, since January 1, 2022: (i) there has been no material change with respect to the Company and its Subsidiaries taken as a whole, (ii) there have been no transactions entered into by the Company or any of its Subsidiaries which are material with respect to the Company and its Subsidiaries taken as a whole, other than those in the ordinary course of business, and (iii) there has been no dividend or distribution of any kind declared, paid or made by the Company on any class of its shares;

(b)	the Company is a company validly existing under the Act and is properly registered or licensed to carry on business under the laws of all jurisdictions in which its business is carried on, except where the failure to be so registered or licensed would not have a Material Adverse Effect;

(c)	each of the Subsidiaries is a corporation, company or other entity existing under the laws of its jurisdiction of formation and is properly registered or licensed to carry on business under the laws of all jurisdictions in which its business is carried on, except where the failure to be so registered or licensed would not have a Material Adverse Effect;

(d)	the Company has the requisite corporate power, authority and capacity to execute and deliver the Transaction Documents and to perform its obligations hereunder and thereunder (including the full corporate power and authority to issue the Offered Shares) and to execute, deliver and file, as applicable, each of the Offering Documents, and each of the Company and the Subsidiaries has the requisite corporate power, authority and capacity to own, lease and operate its property and assets and to carry on its business as currently carried on and as proposed to be carried on;

(e)	the Company has an authorized share capital consisting of an unlimited number of Common Shares of which an aggregate of 61,410,564 Common Shares were issued and outstanding immediately prior to Closing. Other than 3,169,757 restricted share units, 1,472,872 Common Share purchase warrants, the Broker Warrants issuable to the Underwriter pursuant to the Offering, as of the date hereof, no person has any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase from the Company of any unissued shares of the Company or any right to convert any obligation into any shares of the Company, or for the purchase or acquisition of material assets or property of any kind of the Company;

(f)	all of the issued and outstanding Common Shares have been duly and validly authorized and issued as fully paid and non-assessable shares of the Company, and none of the outstanding securities of the Company were issued in violation of pre-emptive or similar rights of any securityholder of the Company;

(g)	all of the issued and outstanding shares or other equity interests in the Subsidiaries are 100% owned, directly or indirectly, by the Company (free and clear of all Liens). In addition, all of the issued and outstanding shares or other equity interests in the Subsidiaries have been duly and validly authorized and issued as fully paid and non-assessable shares or other equity interests of the Subsidiaries;

(h)	the Financial Statements have been prepared in conformity with IFRS, consistently applied throughout the periods involved, and does not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to any period covered by the Financial Statements. Such Financial Statements present fairly in all material respects the consolidated financial position of the Company and its Subsidiaries, the consolidated results of its operations and cash flows of the Company and its Subsidiaries as at the dates and for the periods of such Financial Statements;

(i)	neither the Company nor any of its Subsidiaries has incurred any liabilities or obligations (whether accrued, absolute, contingent or otherwise) that continue to be outstanding except (i) as disclosed or referred to in the Financial Statements or (ii) as incurred in the ordinary course of business by the Company or its Subsidiaries, as the case may be, and which would not, either individually or in the aggregate, have a Material Adverse Effect;

(j)	the Company is in compliance in all material respects with its timely disclosure obligations under Applicable Securities Laws and the rules and regulations of the TSX; no confidential material change report has been filed by the Company under Applicable Securities Laws that remains confidential at the date of this Agreement; the Company has not completed a “significant acquisition” which would require the Company to file a business acquisition report under Applicable Securities Laws; and all of the material contracts and agreements of the Company and the Subsidiaries not made in the ordinary course of business, if required under Applicable Securities Laws, have been filed with the Securities Commissions;

(k)	all corporate transactions completed by the Company or the Subsidiaries and including the acquisition of the securities, business or assets of any other person, the acquisition of options to acquire the securities, business or assets of any other person, and the issuance of securities, were completed in material compliance with all applicable corporate and securities laws and all related transaction agreements and all necessary corporate, regulatory and third party approvals, consents, authorizations, registrations, and filings required in connection therewith were obtained or made, as applicable, and complied with, except where the failure to obtain such approvals or comply with such laws or agreements would not have a Material Adverse Effect;

(l)	the Company has established and maintains “disclosure controls and controls and procedures” and “internal control over financial reporting” (each as defined in NI 52-109) as required by NI 52-109 for non-venture issuers and Applicable Securities Laws in Canada, as applicable, and the Company is not aware, and has not been advised by its auditors, of any “material weakness” (as defined in NI 52- 109);

(m)	other than as disclosed in the Prospectus, including the documents incorporated by reference therein, since June 30, 2024, the Company has not:

(i)	paid or declared any dividend or incurred any material capital expenditure or made any commitment therefor;

(ii)	incurred any obligation or liability, direct or indirect, contingent or otherwise, except in the ordinary course of business; and

(iii)	entered into any material transaction or made a significant acquisition;

(n)	the Company has not committed an act of bankruptcy or sought protection from its creditors before any court or pursuant to any legislation, proposed a compromise or arrangement to its creditors generally, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to be declared bankrupt or wound up, taken any proceeding to have a receiver appointed of any of its assets, had any person holding any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement or other security interest or receiver take possession of any of its property, had an execution or distress become enforceable or levied upon any portion of its property or had any petition for a receiving order in bankruptcy filed against it;

(o)	except as disclosed in the Public Record, no director or officer, former director or officer, or shareholder or employee of, or any other person not dealing at arm’s length with, any of the Company, its Subsidiaries or predecessor companies, has engaged in any material transaction or arrangement with or is a party to a material contract with, or has any material indebtedness, liability or obligation to, the Company or any of its Subsidiaries except for employment or consulting arrangements with employees or consultants or those serving as a director or officer of the Company or any of its Subsidiaries;

(p)	neither the Company nor any of the Subsidiaries is in breach or violation of: (A) any term or provision of its constating documents, (B) any resolution of its board of directors, managing members or shareholders, or (C) except as would not have a Material Adverse Effect, any contract, mortgage, note, indenture, joint venture or partnership arrangement, agreement (written or oral), instrument, lease, judgment, decree, order, statute, rule, license, law or regulation applicable to it or by which it is bound;

(q)	the execution and delivery by the Company of the Transaction Documents and the performance by the Company of its obligations hereunder and thereunder, and the execution, delivery and, if applicable, the filing of, the Offering Documents: (i) will not result in any breach or violation of, or be in conflict with, or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a default under: (A) any term or provision of its constating documents, (B) any resolution of its board of directors or shareholders, or (C) except as would not have a Material Adverse Effect, any contract, mortgage, note, indenture, joint venture or partnership arrangement, agreement (written or oral), instrument, lease, judgment, decree, order, statute, rule, license, law or regulation applicable to it or by which it is bound, and (ii) except as would not have a Material Adverse Effect, will not give rise to any Lien in or with respect to the properties or assets now owned or hereafter acquired by it or the acceleration or the maturity of any debt under any indenture, mortgage, lease, agreement or instrument binding or affecting it or any of its properties or assets;

(r)	no approval, authorization, consent or other order of, and no filing, registration or recording with any Governmental Authority or other person is required of the Company in connection with the execution and delivery of or with the performance by the Company of its obligations under the Transaction Documents, except as required by Applicable Securities Laws with regard to the distribution of the Offered Shares, if any, in the Qualifying Jurisdictions;

(s)	the Transaction Documents and the performance of the Company’s obligations under the Transaction Documents have been duly authorized by all necessary corporate action and the Transaction Documents have been duly executed and delivered by the Company and constitute legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally and by the application of equitable principles when equitable remedies are sought and subject to the fact that rights of indemnity and contribution may be limited by applicable law;

(t)	there are no shareholders’ agreements, voting agreements, registration rights agreements, investors’ rights agreements or other agreements to which the Company is a party in force or effect which in any manner affect or will affect the voting or control of any of the securities of the Company or its Subsidiaries, the nomination of directors to the board of the Company or the operations or affairs of the Company or its Subsidiaries;

(u)	at the Closing Time, the Offered Shares have been duly authorized, validly issued, fully paid and non-assessable Common Shares and the provisions thereof conform in all material respects with their descriptions in the Transaction Documents and the Offering Documents;

(v)	at the Closing Time, the Broker Warrants have been duly and validly created and authorized for issuance and when issued and delivered by the Company pursuant to this Agreement, the Broker Warrants will be validly issued;

(w)	the Broker Warrant Shares have been duly and validly authorized for issuance and, upon exercise of the Broker Warrants in accordance with the terms of the Broker Warrant Certificates, the Broker Warrant Shares will be validly issued as fully paid and non-assessable Common Shares;

(x)	to the knowledge of the Company no Securities Commission, stock exchange or comparable authority has issued any order requiring trading in any of the Company’s securities to cease or preventing the distribution of the Offered Shares in any Qualifying Jurisdiction nor has instituted proceedings for any such purposes and, to the knowledge of the Company, no such proceedings are pending or contemplated;

(y)	Odyssey Trust Company has been duly appointed as registrar and transfer agent for the Common Shares;

(z)	there is no litigation or governmental or other proceeding or investigation at law or in equity before any Governmental Authority, domestic or foreign, in progress, pending or, to the Company’s knowledge, threatened against, or involving the Company, the Subsidiaries, the assets or properties or business of, the Company, nor are there any matters outside the ordinary course of business under discussion with any Governmental Authority relating to taxes, governmental charges, orders or assessments asserted by any such authority and to the Company’s knowledge there are no facts or circumstances which would reasonably be expected to form the basis for any such litigation, governmental or other proceeding or investigation, taxes, governmental charges, orders or assessments;

(aa)	at the Closing Time, the Offered Shares and the Broker Warrant Shares have been conditionally approved for listing and trading on the TSX, subject to the satisfaction of the Standard Listing Conditions;

(bb)	the Company is eligible to file a short form prospectus in each of the Qualifying Jurisdictions pursuant to Canadian Securities Laws and on the date of and upon filing of the Prospectus Supplement there will be no documents required to be filed under applicable Canadian Securities Laws in connection with the Offering that will not have been filed as required;

(cc)	no Securities Commission, stock exchange or comparable Governmental Authority has issued any order restricting, preventing or suspending the use of the Prospectus or any Prospectus Amendment or preventing the distribution of the Offered Shares in Qualifying Jurisdiction nor instituted proceedings for that purpose and, to the knowledge of the Company, no such proceedings are pending or contemplated;

(dd)	each of the Prospectus and the U.S. Placement Memorandum, and the execution and filing of the Prospectus with the Securities Commissions, have been duly approved and authorized by all necessary action by the Company, and the Prospectus has been, in the case of the Base Shelf Prospectus, duly executed and filed, and will be, in the case of the Prospectus Supplement, filed, in each case by and on behalf of the Company;

(ee)	each of the Base Shelf Prospectus, the Prospectus Supplement and any Prospectus Amendment comply or will comply, as the case may be, in all material respects with the Canadian Securities Laws and, at the time of delivery of the Offered Shares and Broker Warrants to the Underwriters and the Purchasers, as applicable, the Prospectus will comply in all material respects with the Canadian Securities Laws;

(ff)	with respect to forward-looking information contained in the Offering Documents:

(i)	the Company had a reasonable basis for the forward-looking information at the time the disclosure was made;

(ii)	all forward-looking information is reasonably identified as such, and all such documents caution users of forward-looking information that actual results may vary from the forward-looking information, identify material risk factors that could cause actual results to differ materially from the forward-looking information, and state the material factors or assumptions used to develop the forward-looking information; the future-oriented financial information or financial outlook contained therein is limited to a period for which the information can be reasonably estimated; and

(iii)	the Company has updated such forward-looking information as required by and in compliance with Applicable Securities Laws;

(gg)	the Company is in compliance in all material respects with its continuous disclosure obligations under the securities laws of the Qualifying Jurisdictions and, without limiting the generality of the foregoing, there has not occurred a Material Adverse Effect and no material fact has arisen, financial or otherwise, in the assets, properties, affairs, liabilities, obligations (contingent or otherwise), business, condition (financial or otherwise), results of operations or capital of the Company or any Subsidiaries which has not been publicly disclosed and the information and statements in the Public Record were true and correct in all material respects as of the respective dates of such information and statements, and the Company has not filed any confidential material change reports which remain confidential as at the date hereof;

(hh)	except as modified or superseded by subsequently filed documents (or part thereof) on SEDAR+, at the time such documents were filed on SEDAR+ the documents filed on SEDAR+, do not contain any misrepresentations and no material facts have been omitted therefrom which would make such information and statements misleading;

(ii)	the Company’s Auditor and the Former Auditor are independent with respect to the Company within the meaning of the rules of professional conduct applicable to auditors in Canada and there has not been any reportable event (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators) with such firm or any other prior auditor of the Company during the last three years;

(jj)	except as would not have a Material Adverse Effect, all tax returns required to be filed by the Company and its Subsidiaries on or prior to the date hereof have been filed, and all taxes and other assessments of a similar nature (whether imposed directly or through withholding), including any interest, additions to tax or penalties applicable thereto, due or claimed to be due have been paid or accrued in the Financial Statements, and neither the Company nor any of its Subsidiaries is a party to any agreement, waiver or arrangement with any taxing authority which relates to any extension of time with respect to the filing of any tax returns, any payment of taxes or any assessment thereof;

(kk)	there is no tax deficiency which has been asserted against the Company or any of its Subsidiaries which would have a Material Adverse Effect, and all material tax liabilities are adequately provided for in accordance with IFRS in the Financial Statements for all periods up to June 30, 2025;

(ll)	other than the ongoing international tax audit of the Company for the period January 1, 2019 through December 31, 2020, being performed by the Canada Revenue Agency in normal course of operations, there are no assessments or investigations in progress, pending or, to the knowledge of the Company, threatened against the Company in respect of taxes and there are no Liens for taxes upon the assets of the Company;

(mm)	except where non-compliance does not have and would not reasonably be expected to have a Material Adverse Effect, each of the Company and its Subsidiaries has conducted and is conducting its business or activities in compliance with all applicable laws, rules and regulations of each jurisdiction in which it carries on such business or activities and neither the Company nor any of its Subsidiaries has received any notice of any alleged violation of any such laws, rules or regulations;

(nn)	the Company and the Subsidiaries collectively possess such permits, licenses, approvals, consents and other authorizations issued by Governmental Authorities (collectively, “Governmental Licenses”) necessary to conduct the business now operated by them and to be operated by them, except where the failure to so possess could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and all such Governmental Licenses are valid and existing and in good standing in all material respects. Each of the Company and the Subsidiaries is in compliance with the terms and conditions of all such Governmental Licenses, except where the failure to so comply could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(oo)	to the knowledge of the Company, there are no material complaints, issues, proceedings, or discussions, which are ongoing or anticipated which could have the effect of interfering, delaying or impairing the Company’s ability to conduct its business in a manner that would not, individually or in the aggregate, have a Material Adverse Effect;

(pp)	except for such matters as would not, individually or in the aggregate, have a Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries is in violation of any Environmental Laws, (ii) the Company and its Subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements, and (iii) there are no pending administrative, regulatory or judicial actions, suits, demands, demand letters, claims, Liens, orders, directions, notices of non-compliance or violation, investigation or proceedings relating to any Environmental Law against the Company or any of its Subsidiaries, and, to the knowledge of the Company, there are no facts or circumstances which would reasonably be expected to form the basis for any such administrative, regulatory or judicial actions, suits, demands, demand letters, claims, Liens, orders, directions, notices of non-compliance or violation, investigation or proceedings;

(qq)	(i) each of the Company and its Subsidiaries is in compliance, in all material respects, with the provisions of all applicable federal, provincial, local and other laws and regulations respecting employment and employment practices, terms and conditions of employment and wages and hours; (ii) no collective labour dispute, grievance, arbitration or legal proceeding is ongoing, pending or, to the knowledge of the Company, threatened and no individual labour dispute, grievance, arbitration or legal proceeding is ongoing, pending or, to the knowledge of the Company, threatened with any employee of the Company or any of its Subsidiaries that would, either individually or in the aggregate, have a Material Adverse Effect, and, to the knowledge of the Company, no such collective labour dispute, grievance, arbitration or legal proceeding has occurred during the past year; and (iii) no union has been accredited or otherwise designated to represent any employees of the Company or any of the Subsidiaries and, to the knowledge of the Company, no accreditation request or other representation question is pending with respect to the employees of the Company or any of the Subsidiaries, and no collective agreement or collective bargaining agreement or modification thereof has expired or is in effect in any of the Company’s or any of the Subsidiaries’ facilities and none is currently being negotiated by the Company or any of the Subsidiaries;

(rr)	except for such matters as would not, either individually or in the aggregate, have a Material Adverse Effect, no existing supplier, distributor, service provider, manufacturer or contractor of the Company or any of the Subsidiaries has indicated to the Company that it intends to terminate its relationship with the Company or a Subsidiary or that it will be unable to meet the Company’s or a Subsidiary’s supply, distribution, service, manufacturing or contracting requirements;

(ss)	except for such matters as would not, either individually or in the aggregate, have a Material Adverse Effect, neither the Company nor any of the Subsidiaries is in default or breach of any real property lease, and neither the Company nor any of the Subsidiaries has received any notice or other communication from the owner or manager of any real property leased by the Company or any of the Subsidiaries that the Company or a Subsidiary is not in compliance with any real property lease, and to the knowledge of the Company, no such notice or other communication is pending or has been threatened;

(tt)	(i) the Company is not in default of any material term, covenant or condition under or in respect of any judgement, order, agreement or instrument to which it is a party or to which it or any of the property or assets thereof are or may be subject, and

(ii) no event has occurred and is continuing, and no circumstance exists which has not been waived, which constitutes a default in respect of any commitment, agreement, document or other instrument to which the Company is a party or by which it is otherwise bound entitling any other party thereto to accelerate the maturity of any material amount owing thereunder, in the case of each of (i) and (ii) above, which would reasonably be expected to have a Material Adverse Effect;

(uu)	the Company and the Subsidiaries maintain such policies of insurance with commercial providers of insurance as are appropriate for their operations, activities, properties and assets, in such amounts and against such risks as are customarily carried and insured against by entities engaged in the same or similar businesses, and all such policies of insurance will at Closing continue to be in full force and effect; and neither the Company nor any of the Subsidiaries is in default as to the payment of premiums or otherwise, under the terms of any such policy, except as would not, individually or collectively, have a Material Adverse Effect;

(vv)	each of the Company and the Subsidiaries has good and marketable title to all of its assets and property except for such matters as would not, individually or in the aggregate, have a Material Adverse Effect and, except in the ordinary course of business, no person has any contract or any right or privilege capable of becoming a right to purchase any material property from the Company or any of the Subsidiaries;

(ww)	the minutes, resolutions and corporate records of the Company and the Subsidiaries made available to the Underwriters and their legal counsel in connection with the Underwriters’ due diligence investigations are true and complete copies thereof and contain copies of all proceedings of the shareholders, the board of directors and all committees of the board of directors of the Company and each Subsidiary that have been minuted or resolved since January 1, 2022, and there have been no other meetings, resolutions or proceedings of the shareholders, the board of directors or any committee thereof from such date to the date of review of such corporate records, minutes and resolutions not reflected in such minutes, resolutions and other corporate records, other than those which are not material in the context of the Company;

(xx)	the operations of the Company and its Subsidiaries are and have been conducted at all times in compliance with the anti-money laundering and anti-terrorist laws of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any Governmental Authority to which they are subject (collectively, the “Anti-Money Laundering Laws”) and no action, suit or proceeding by or before any Governmental Authority or any arbitrator involving the Company or any of its Subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the Company, threatened;

(yy)	neither the Company nor any Subsidiary, or any director, officer, employee, consultant, representative or agent of the foregoing, has (i) violated any anti- bribery or anti-corruption laws applicable to the Company, including but not limited to the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the Corruption of Foreign Public Officials Act (Canada); or (ii) offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, that goes beyond what is reasonable and customary and/or of modest value: (X) to any government official, whether directly or through any other person, for the purpose of influencing any act or decision of a government official in his or her official capacity; inducing a government official to do or omit to do any act in violation of his or her lawful duties; securing any improper advantage; inducing a government official to influence or affect any act or decision of any Governmental Authority; or assisting any representative of the Company in obtaining or retaining business for or with, or directing business to, any person; or (Y) to any person in a manner which would constitute or have the purpose or effect of public or commercial bribery, or the acceptance of or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining business or any improper advantage;

(zz)	neither the Company nor any Subsidiary, or, to the knowledge of the Company, any director, officer, employee, consultant, representative or agent of the foregoing, has (i) conducted or initiated any review, audit, or internal investigation that concluded the Company or any director, officer, employee, consultant, representative or agent of the foregoing violated such laws or committed any material wrongdoing; or (ii) made a voluntary, directed, or involuntary disclosure to any Governmental Authority responsible for enforcing anti-bribery or anti- corruption laws, in each case with respect to any alleged act or omission arising under or relating to non-compliance with any such laws, or received any notice, request, or citation from any person alleging non-compliance with any such laws;

(aaa)	neither the Company nor any Subsidiary or, to the knowledge of the Company, director, officer, agent, employee, affiliate or person acting on behalf of the Company or a Subsidiary currently subject to any U.S. sanctions administered by Office of Foreign Assets Control (“OFAC”); and the Company will not directly or indirectly use the proceeds of the Offering, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any United States sanctions administered by OFAC;

(bbb)	except as would not, either individually or in the aggregate, have a Material Adverse Effect on the ability of the Company or the Subsidiaries to carry on business as currently conducted:

(i)	other than the Intellectual Property for which the Company has been granted a license or keeps as a trade secret, the Company owns, or has valid rights to use, the Intellectual Property used by the Company and the Subsidiaries in the conduct of its business;

(ii)	the Company has not transferred ownership of any Intellectual Property owned by the Company or the Subsidiaries to any third party. The Company has not permitted the Company’s or the Subsidiaries’ rights in any Intellectual Property to lapse or enter the public domain in such a manner to cause a Material Adverse Effect;

(iii)	to the knowledge of the Company, there is no pending or threatened litigation, proceeding, claim, demand, arbitration, mediation, dispute resolution, suit, action, investigation or judicial review in which any Intellectual Property, as applicable, is alleged to be invalid, unenforceable or not properly in the name of the Company or the Subsidiaries, as the case may be;

(iv)	to the knowledge of the Company, neither the Company nor the Subsidiaries is or has infringed any intellectual property rights of others. To the knowledge of the Company, there is no pending or threatened litigation, proceeding, claim, demand, arbitration, mediation, dispute resolution, suit, action, investigation or judicial review which alleges that the Intellectual Property used in the conduct of the Company’s or the Subsidiaries’ business would or does infringe any intellectual property rights of a third party;

(v)	neither the Company nor any of the Subsidiaries is obligated or under any liability whatsoever to make any payments by way of royalties or license fees to any owner or licensor of, or other claimant to, any patent, trademark, service mark, trade name, copyright, technology or other intangible asset, with respect to the use thereof (other than for commercially available off-the-shelf products);

(vi)	to the knowledge of the Company, no person or entity is infringing or misappropriating any Intellectual Property rights of the Company or the Subsidiaries. The Company has not provided notice to any third party (i) that the operation of the business of the third party or any act, product or service of the third party infringes or misappropriates the Intellectual Property rights of the Company or the Subsidiaries or constitutes unfair competition or unfair trade practices under the legal requirements of any jurisdiction, or (ii) challenging the ownership, validity, enforceability or registrability of any third party Intellectual Property;

(vii)	the Company and the Subsidiaries have taken, and continue to take, commercially reasonable precautions and to make commercially reasonable efforts to protect the Company’s and the Subsidiaries’ proprietary information and trade secrets from disclosure to, or use by, unauthorized persons, as well as from theft, tampering, sabotage and transmission; and

(viii)	to the knowledge of the Company, there is no right under any patent, patent application, trademark, trademark application, trade name, service mark, copyright, franchise, or other intangible property or asset necessary to the business of the Company or the Subsidiaries as presently conducted;

(ccc)	neither the Company nor any of the Subsidiaries has taken, and the Company and the Subsidiaries will not take, any action which constitutes stabilization or manipulation of the price of any security of the Company;

(ddd)	other than as contemplated by this Agreement, there is no person acting at the request of the Company who is entitled to any brokerage, agency, underwriting, commission, or finder’s fee in connection with the sale of the Offered Shares;

(eee)	to the knowledge of the Company, no insider of the Company has a present intention to sell any securities of the Company held by it;

(fff)	since January 1, 2022, neither the Company nor the Subsidiaries has incurred any liabilities or obligations (whether accrued, absolute, contingent or otherwise) that continue to be outstanding except (i) as disclosed or contemplated in the Public Record, or (ii) as incurred in the ordinary course of business by the Company or the Subsidiaries, as the case may be, and which could not, either individually or in the aggregate, reasonably be expected to have, a Material Adverse Effect;

It is further agreed by the Company that all representations, warranties and covenants contained in this Agreement made by the Company to the Underwriter shall also be deemed to be made for the benefit of Purchasers as if the Purchasers were also parties to this Agreement (it being agreed that the Underwriter is acting for and on behalf of the Purchasers for this purpose).

8.	Additional Covenants of the Company

(1)	In addition to any other covenant of the Company set forth in this Agreement, the Company hereby covenants to the Underwriters and to the Purchasers, and acknowledges that each of them is relying on such covenants in connection with the issuance and sale of the Offered Shares, as follows:

(a)	Due Diligence. The Company will allow the Underwriters and their representatives the opportunity to conduct all due diligence which the Underwriters may reasonably require to be conducted prior to the Closing Date.

(b)	Delivery of Transaction Documents. The Company will duly execute and deliver the Broker Warrant Certificates at the Closing Time, and comply with and satisfy all terms, conditions and covenants contained therein and in this Agreement to be complied with or satisfied by the Company.

(c)	Maintain Reporting Issuer Status. The Company will use its commercially reasonable efforts to maintain its status as a “reporting issuer” (or the equivalent thereof) not in default of the requirements of the Canadian Securities Laws in each of the Qualifying Jurisdictions until the date that is two years following the Closing Date, provided that this covenant shall not prevent the Company from completing any transaction which would result in the Company ceasing to be a “reporting issuer” so long as (i) the Common Shares remain listed on a stock exchange in the United States or Canada, (ii) the holders of Common Shares receive securities of an entity which is listed on a stock exchange in the United States or Canada or cash, or (iii) the holders of Common Shares have approved the transaction in accordance with the requirements of applicable corporate and securities laws and the rules and policies of the TSX.

(d)	Stock Exchange Listings. The Company will: (i) file or cause to be filed with the TSX all necessary documents and will take all commercially reasonable steps to ensure that the Offered Shares and Broker Warrant Shares have been approved (or conditionally approved) for listing and for trading on the TSX prior to the Closing Date, subject only to satisfaction by the Company of the standard listing conditions of the TSX (the “Standard Listing Conditions”), and the Company shall thereafter use its reasonable best efforts to fulfil the Standard Listing Conditions within the time period prescribed by the TSX.

(e)	Maintain Stock Exchange Listing. The Company will use its commercially reasonable efforts to maintain the listing of the Common Shares for trading on the TSX and comply with the rules and policies of the TSX until the date that is two years following the Closing Date, provided that this covenant shall not prevent the Company from completing any transaction which would result in the Common Shares ceasing to be listed in Canada so long as the Common Shares are listed on a stock exchange in the United States, the holders of Common Shares receive securities of an entity which is listed on a stock exchange in Canada or the United States or cash, or the holders of Common Shares have approved the transaction in accordance with the requirements of applicable corporate and securities laws and the rules and policies of the TSX.

(f)	Validly Issued Offered Shares. The Company will ensure that the Offered Shares upon issuance shall be duly and validly authorized and issued as fully paid and non-assessable Common Shares and shall have the attributes corresponding to the description thereof set forth in the Prospectus.

(g)	Validly Created Broker Warrants. The Company will ensure that the Broker Warrants upon issuance shall be duly and validly created, authorized and issued and shall have the attributes corresponding to the description thereof set forth in this Agreement, the Prospectus and the Broker Warrant Certificates.

(h)	Validly Issued Broker Warrant Shares. The Company will ensure that sufficient Broker Warrant Shares are authorized and allotted for issuance upon due and proper exercise of the Broker Warrants. The Broker Warrant Shares, upon issuance in accordance with the terms of the Broker Warrant Certificates, shall be duly issued as fully paid and non-assessable Common Shares and shall have the attributes corresponding to the description thereof set forth in this Agreement, the Prospectus and the Broker Warrant Certificates.

(i)	Consents and Approvals. The Company will make or obtain, as applicable, at or prior to the Closing Time, all consents, approvals, permits, authorizations and filings as may be required by the Company for the consummation of the transactions contemplated herein (A) under Applicable Securities Laws, including the conditional approval of the Offering by the TSX, other than the Standard Listing Conditions required to be submitted within the applicable time frame pursuant to Applicable Securities Laws and the rules and policies of the TSX, or (B) as may be otherwise required by the Company, including under any Material Agreement or Debt Instrument.

(j)	Regulatory Filings. The Company will execute and file with the Securities Commissions and the TSX all forms, notices and certificates required to be filed by the Company pursuant to Applicable Securities Laws and the rules and policies of the TSX, and pay all filing fees associated therewith, within the applicable time frame pursuant to Applicable Securities Laws and the rules and policies of the TSX.

(k)	Standstill. The Company will not, directly or indirectly, issue, sell, offer, grant an option or right in respect of, or agree to or announce any intention to, issue, sell, offer, grant an option or right in respect of, any additional Common Shares or any securities convertible or exchangeable into Common Shares, other than (i) in conjunction with this Agreement, the Offering and other matters herein (including the Broker Warrants); (ii) the grant or exercise of stock options, restricted share units and other similar issuances pursuant to the share incentive plan of the Company and other share compensation arrangements; (iii) the exercise of outstanding warrants, including the Broker Warrants issued in the Offering, or other convertible securities of the Company; (iv) obligations of the Company in respect of existing agreements as of the date of the Engagement Letter; (v) the issuance of securities in connection with any bona fide third-party merger, business combination, tender offer, take-over bid, arrangement or similar transaction, for a period of 90 days following the Closing Date, without the prior written consent of the Lead Underwriter, on behalf of the Underwriters, such consent not to be unreasonably withheld.

(l)	Use of Proceeds. The Company shall use the net proceeds from the purchase and sale of the Offered Shares in accordance with the descriptions set forth under the heading “Use of Proceeds” in the Prospectus Supplement.

(m)	Closing Conditions. The Company will use commercially reasonably efforts to fulfil or cause to be fulfilled, on or prior to the Closing Date, each of the conditions set forth in Section 6 hereof.

(n)	News Releases. Subject to compliance with applicable law, any news release of the Company to be issued during the period of distribution of the Offered Shares will be provided in advance to the Underwriters, and the Company will use its commercially reasonable efforts to accommodate any reasonable comments provided by the Underwriters with respect to the form and content thereof prior to its release, and any news release shall comply with Rule 135e under the U.S. Securities Act and shall include the following legend: “Not for distribution to United States newswire services or for dissemination in the United States”.

(o)	Lock-Up Agreements. The Company shall cause each of the directors and officers of the Company (the “Locked-Up Parties”), to agree, in a lock-up agreement to be executed on the Closing Date, that for a period of 90 days from the Closing Date, each Locked-Up Party will not, directly or indirectly, offer, sell, contract to sell, grant any option to purchase, make any short sale, or otherwise dispose of, or transfer, or announce any intention to do so, any Common Shares, whether now owned or hereinafter acquired, directly or indirectly, or under their control or direction, or with respect to which each has beneficial ownership, or enter into any transaction or arrangement that has the effect of transferring, in whole or in part, any of the economic consequences of ownership of Common Shares, whether such transaction is settled by the delivery of Common Shares, other securities, cash or otherwise, without the prior written consent of the Lead Underwriter, such consent not to be unreasonably withheld, conditioned or delayed. Notwithstanding the foregoing, the Locked-Up Parties shall be entitled to transfer their securities of the Company: (i) in connection with the exercise of warrants or options in accordance with the terms thereof (and provided that any Common Shares obtained by such exercise shall remain subject to the terms of the Lock-Up Agreement); (ii) they first obtain the prior written consent of the Lead Underwriter, on behalf of the Underwriters, which consent will not be unreasonably withheld; or (iii) there occurs a take-over bid or similar transaction involving a change of control of the Company.

9.	Representations, Warranties and Covenants of the Underwriters

(1)	Each Underwriter hereby severally, and neither jointly, nor jointly and severally, covenants with the Company that:

(a)	During the period of distribution of the Offered Shares by or through the Underwriters or a Selling Firm, the Underwriters will offer and sell, and the Underwriters will require any Selling Firm to agree to offer and sell, the Offered Shares to the public only in the Qualifying Jurisdictions or to purchasers in other jurisdictions where they may lawfully be offered for sale or sold and as described in the Offering Documents provided that such distribution of Offered Shares to purchasers in other jurisdictions is completed in a manner which will not require the Company to comply with the registration, prospectus, continuous disclosure, filing or other similar requirements under the Applicable Securities Laws of such other jurisdictions. For the purposes of this Section 9(1)(a), the Underwriters shall be entitled to assume that the Offered Shares are qualified for distribution in any Qualifying Jurisdiction where a receipt for the Base Shelf Prospectus has been issued.

(b)	The provisions of Schedule “A” hereto apply in respect of offers and sales of Offered Shares and are incorporated herein by reference. The Underwriters shall cause similar undertakings to be contained in any agreements among a Selling Firm.

(c)	The Underwriters will not, in connection with the Offering, make any representation or warranty with respect to the Offered Shares or the Company’s other securities or the Company other than as set forth in this Agreement or the Prospectus.

(d)	The Underwriters will keep all information reasonably requested by the Underwriters and its counsel in connection with the due diligence investigations of the Underwriters in strict confidence, and all such information will be treated by the Underwriters and its counsel as confidential and will only be used in connection with the Offering.

(e)	No Underwriter or Selling Firm shall receive compensation (including any Underwriters’ Commission and/or Broker Warrants) related to any sales in the United States or to, or for the account or benefit of, U.S. Purchasers unless such Underwriter or Selling Firm is registered as a broker-dealer (or such other registration as may be required) in the United States (including in each state, territory, and possession of the United States and, if applicable, the District of Columbia where any sales are made in the Offering) and such Underwriter or Selling Firm has completed and provided to the Company an Underwriter’s Certificate attached as Annex I to Schedule “A” hereto.

(f)	The Underwriters, and any Selling Firm appointed hereunder, will use their best efforts to (i) broadly market the Offering in accordance with the rules of the TSX and meet the minimum distribution requirements for the listing of the Offered Shares and Broker Warrant Shares on the TSX; and (ii) complete the distribution of the Offered Shares as promptly as possible after the Closing Time. The Underwriters will notify the Company as soon as possible when, in the Underwriters’ opinion, the Underwriters and the Selling Firms have ceased the distribution of the Offered Shares and, within 30 days after completion of the distribution, the Underwriters will provide the Company, in writing, with a breakdown of the number of Offered Shares distributed in each of the Qualifying Jurisdictions by the Underwriters where that breakdown is required by a Securities Commission for the purpose of calculating fees payable to, or making filings with, that Securities Commission.

No Underwriter will be liable for any act or omission of any other Underwriter, such other Underwriter’s Affiliates or any selling group member appointed by such other Underwriter, as the case may be.

(2)	Each Underwriter (on behalf of itself, its Affiliates, its representatives and selling group members appointed by such Underwriter) hereby severally, and neither jointly, nor jointly and severally, represents and warrants to the Company, and acknowledges that the Company is relying upon each of such representations and warranties in entering into the transactions contemplated hereby, that:

(a)	Compliance with Securities Laws. In respect of the Offering the Underwriters and their Affiliates, representatives and selling group members have conducted and will conduct their activities in connection with the Offering and the offer for sale to the public, and the sale, of the Offered Shares in compliance with all Applicable Securities Laws and the provisions of this Agreement, and the Underwriter is duly qualified in accordance with Applicable Securities Laws to solicit and procure subscriptions for the Offered Shares in the Qualifying Jurisdictions.

(b)	Corporate Existence. The Underwriter (i) is a valid and subsisting corporation, duly incorporated and in good standing under the laws of the jurisdiction in which it was incorporated, (ii) holds all licenses and permits that are required to carry on its business in the manner in which such business is carried out, (iii) has good and sufficient right and authority to enter into this Agreement and to complete the transactions contemplated in this Agreement on the terms and conditions set forth herein, including the offering of the Offered Shares contemplated hereby, and (iv) it is an “accredited investor” as such term is defined under NI 45-106 by virtue of being a person registered under Applicable Securities Laws and is acquiring the Broker Warrants as principal for its own account and not for the benefit of any other person.

(c)	Broker Warrants. The Underwriters acknowledge and agree that the Broker Warrants may not be exercised in the United States or by, or for the account or benefit of, any U.S. Person or person in the United States, except pursuant to an exemption from the registration requirements of the U.S. Securities Act and U.S. state securities laws, as applicable, after the holder has delivered to the Company a written opinion of counsel satisfactory to the Company to such effect. In connection with the issuance of the Broker Warrants and the Broker Warrant Shares (as defined herein), as the case may be, each of the Underwriters represents and warrants that (i) it is not a U.S. Person and it is not acquiring the Broker Warrants and the Broker Warrant Shares in the United States, or on behalf of a U.S. Person or a person in the United States, (ii) this Agreement was executed and delivered outside the United States, (iii) it is acquiring the Broker Warrants and the Broker Warrant Shares as principal for its own account and not for the benefit of any other person, and (iv) it will not engage in any Directed Selling Efforts (as defined in Schedule A attached hereto) with respect to any Broker Warrant Shares.

An Underwriter will not be liable to the Company under this Section 9 with respect to a breach under this Section 9 by another Underwriter, such other Underwriter’s Affiliates or any selling group member appointed by such other Underwriter, as the case may be.

10.	Closing

(1)	Location of Closing. The Closing will be completed electronically at the Closing Time on the Closing Date, as applicable, or at such other place as the Underwriters and the Company may agree.

(2)	Securities and Proceeds. At the Closing Time on the Closing Date, subject to the terms and conditions contained in this Agreement (i) the Company shall deliver to the Underwriters the Offered Shares in electronic, form as the Lead Underwriter, on behalf of the Underwriters, may direct prior to the Closing Date, (ii) the Underwriters shall deliver to the Company the gross proceeds of the Offering less the Underwriters’ Commission, the expenses of the Underwriters payable in accordance with Section 15 and any amounts paid directly to the Company by a substituted purchaser; and (iii) the Company shall deliver to the Underwriters such further documentation as may be contemplated herein or as the Securities Commissions or TSX may reasonably require.

(3)	Exercise of Over-Allotment Option. In the event the Over-Allotment Option is exercised in accordance with its terms, at or prior to each Over-Allotment Closing Date, subject to the terms and conditions contained in this Agreement (i) the Company shall deliver to the Underwriters the Additional Offered Shares purchased in connection with the exercise of the Over-Allotment Option in electronic form as the Lead Underwriter, on behalf of the Underwriters, may direct prior to the Over-Allotment Closing Date, (ii) the Underwriters shall deliver to the Company the gross proceeds from the exercise of the Over- Allotment Option less the Underwriters’ Commission and the expenses of the Underwriters payable in accordance with Section 15 and any amounts paid directly to the Company by a substituted purchaser, and (iii) the Company shall deliver to the Underwriters the items listed in Section 6, in each case dated the Over-Allotment Closing Date, and such further documentation as may be contemplated herein or as the Securities Commissions or TSX may reasonably require.

11.	Compensation of the Underwriters

In consideration of the services to be rendered by the Underwriters pursuant to this Agreement and in connection with all other matters relating to the issue and sale of the Offered Shares, the Company shall pay to the Underwriters at the Closing Time a cash commission (the “Underwriters’ Commission”) equal to 6.0% of the gross proceeds from the sale of the Offered Shares. As additional consideration, the Company shall issue and deliver to the Underwriters the Broker Warrants. The obligation of the Company to pay the Underwriters’ Commission and issue the Broker Warrants shall arise at the Closing Time against payment for the Offered Shares, and the Underwriters’ Commission and the Broker Warrants shall be fully earned by the Underwriters at that time.

12.	Termination Rights

(1)	The Company agrees that all material terms and material conditions set out in this Agreement shall be construed as conditions and complied with so far as they relate to acts to be performed or caused to be performed by it, that it will use its best efforts to cause such conditions to be complied with, and that any material breach or failure by the Company to comply with any such material conditions in favour of the Underwriters that cannot be cured prior to the Closing Time shall entitle the Underwriters to terminate their obligations (and those of any Purchasers arranged by it) under this Agreement by written notice to that effect given to the Company prior to the Closing Time. It is understood that the Underwriters may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to their rights in respect of any subsequent breach or noncompliance, provided that to be binding on the Underwriters, any such waiver or extension must be in writing.

(2)	In addition to any other remedies which may be available to the Underwriters in respect of any material default, act or failure to act, or material non-compliance with the terms of this Agreement by the Company, the Underwriters (or any of them) shall be entitled, at their option, to terminate and cancel, without any liability on the part of the Underwriters, their obligations under this Agreement by giving written notice to the Company at any time after the date hereof and prior to the Closing Time, if:

(a)	there shall occur or come into effect any material change (actual, anticipated or threatened) in the business, affairs, financial condition or capital of the Company and its subsidiaries, taken as a whole, or any change in any material fact or a new material fact, or there should be discovered any previously undisclosed fact which, in each case, in the reasonable opinion of the Underwriters (or any of them), has or could reasonably be expected to have a material adverse effect on the market price or value or marketability of the Offered Shares;

(b)	an order shall have been made or threatened to cease or suspend trading in the Common Shares, or to otherwise prohibit or restrict in any manner the distribution or trading of the Offered Shares, or proceedings are announced or commenced for the making of any such order by any securities regulatory authority or similar regulatory or judicial authority or the TSX, which order has not been rescinded, revoked or withdrawn;

(c)	there is an inquiry, action, investigation or other proceeding (whether formal or informal) commenced, announced or threatened or an order made by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality including without limitation, the TSX or any securities regulatory authority, in relation to the Company (except for any inquiry, action, suit, investigation, proceeding or order based upon activities of the Underwriters and not upon activities of the Company), or any law or regulation is enacted or changed, which in the opinion of the Underwriters (or any of them), acting reasonably, operates to prevent or materially restrict the distribution or trading of the Offered Shares or, which in the reasonable opinion of the Underwriters (or any of them), materially and adversely affects or would reasonably be expected to materially and adversely affect the market price or value of the Common Shares or the distribution or trading of the Offered Shares;

(d)	there should develop, occur or come into effect or existence any event, action, state or condition including, without limitation, terrorism, accident, pandemic, natural disaster or major financial, political or economic occurrence of national or international consequence, or any action, government, law, regulation, inquiry or other occurrence of any nature, which, in the reasonable opinion of the Underwriters, materially adversely affects or involves, or may materially adversely affect or involve, the financial markets in Canada or the United States or the business, operations or affairs of the Company or the marketability of the Offered Shares;

(e)	any Closing condition required under Section 6 in this Agreement shall remain outstanding and uncompleted at any time after the time which is it required to be completed or waived, or the Company is in breach of any material representation, warranty or covenant contained in this Agreement; or

(f)	the Underwriters and the Company mutually agree in writing to terminate this Agreement.

(3)	The Underwriters shall make reasonable efforts where applicable to give notice to the Company (in writing or by other means) of the occurrence of any of the events referred to in Section 12(2), provided that neither the giving nor the failure to give such notice shall in any way affect the entitlement of the Underwriters to exercise this right at any time prior to or at the Closing Time.

(4)	If the obligations of the Underwriters under this Agreement are terminated pursuant to the termination rights in this Section 12, the liability of the Company to the Underwriters shall be limited to the obligations under Section 14 and Section 15.

(5)	The right of the Underwriters (or any of them) to terminate their obligations under this Agreement is in addition to any other remedies they may have in respect of any rights contemplated by this Agreement. A notice of termination given by one Underwriter under this Section 12 shall not be binding upon the other Underwriters.

13.	Survival of Representations and Warranties

All representations and, warranties, covenants and agreements herein contained or contained in any documents delivered pursuant to this Agreement and in connection with the transaction of purchase and sale herein contemplated shall survive the Closing and the termination of this Agreement notwithstanding such Closing or any investigation made by or on behalf of the Underwriters with respect thereto, and shall continue in full force and effect for the benefit of the Underwriters and/or the Company, as the case may be, regardless of the Closing of the Offering, any subsequent disposition of the Offered Shares and any investigation by or on behalf of the Underwriters with respect thereto, until the Survival Limitation Date. Without any limitation of the foregoing, the provisions contained in this Agreement in any way related to indemnification or contribution obligations shall survive and continue, in full force and effect, indefinitely.

14.	Indemnity and Contribution

(1)	The Company and the Subsidiaries (collectively, the “Indemnitor”) hereby agree to indemnify and hold the Underwriters, each of their subsidiaries and affiliates, and each of their directors, officers, employees, shareholders/unitholders and agents (hereinafter referred to as the “Personnel”) harmless from and against any and all expenses, losses (other than loss of profits), fees, claims, actions (including shareholder actions, derivative actions or otherwise), damages, obligations, or liabilities, whether joint or several, and the reasonable fees and expenses of their counsel, that may be incurred in advising with respect to and/or defending any actual or threatened claims, actions, suits, investigations or proceedings to which the Underwriters and/or their Personnel may become subject or otherwise involved in any capacity under any statute or common law, or otherwise insofar as such expenses, losses, claims, damages, liabilities or actions arise out of or are based, directly or indirectly, upon the performance of professional services rendered to the Indemnitor by the Underwriters and their Personnel hereunder, or otherwise in connection with the matters referred to in this Agreement (including the aggregate amount paid in reasonable settlement of any such actions, suits, investigations, proceedings or claims that may be made against the Underwriters and/or their Personnel). Without limiting the generality of the foregoing, this indemnity shall apply to all expenses (including legal expenses), losses, claims and liabilities that the Underwriters and/or their Personnel may incur as a result of any action or litigation that may be threatened or brought against the Underwriters and/or their Personnel.

(2)	If for any reason, the foregoing indemnification is unavailable to the Underwriters or any Personnel or insufficient to hold the Underwriters or any Personnel harmless, then the Indemnitor shall contribute to the amount paid or payable by the Underwriters and/or their Personnel as a result of such expense, loss, claim, damage or liability in such proportion as is appropriate to reflect not only the relative benefits received by the Indemnitor on the one hand and the Underwriters and/or their Personnel on the other hand but also the relative fault of the Indemnitor and the Underwriters and/or their Personnel, as well as any relevant equitable considerations; provided that the Indemnitor shall in any event contribute to the amount paid or payable by the Underwriters and/or their Personnel as a result of such expense, loss, claim, damage or liability and any excess of such amount over the amount of the fees actually received by the Underwriters hereunder.

(3)	The Indemnitor agrees that in case any legal proceeding shall be brought against the Indemnitor and/or the Underwriters or their Personnel by any governmental commission or regulatory authority, or any stock exchange or other entity having regulatory authority, either domestic or foreign, shall investigate the Indemnitor and/or the Underwriters and any of their Personnel shall be required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with, or by reason of the performance of professional services rendered to the Indemnitor by the Underwriters, the Underwriters shall have the right to employ their own counsel in connection therewith provided the Underwriters act reasonably in selecting such counsel, and the reasonable fees and expenses of such counsel as well as the reasonable costs (including an amount to reimburse the Underwriters for time spent by the Underwriters or their Personnel in connection therewith unless such proceeding has been caused solely and directly by or is the direct result of the gross negligence or fraud of the Underwriters or any of their Personnel (as determined by a court of competent jurisdiction in a final judgment that has become non- appealable)) and out-of-pocket expenses incurred by the Underwriters or their Personnel in connection therewith shall be paid by the Indemnitor as they occur.

(4)	Promptly after receipt of notice of the commencement of any legal proceeding against the Underwriters and/or their Personnel or after receipt of notice of the commencement of any investigation, which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Indemnitor, the Underwriters will notify the Indemnitor in writing of the commencement thereof and, throughout the course thereof, will provide copies of all relevant documentation to the Indemnitor, will keep the Indemnitor advised of the progress thereof and will discuss with the Indemnitor all significant actions proposed. However, the failure by the Underwriters to notify the Indemnitor will not relieve the Indemnitor of its obligations to indemnify the Underwriters and/or their Personnel. The Indemnitor shall on behalf of itself and the Underwriters and/or any Personnel, as applicable, be entitled to (but not required) to assume the defence of any suit brought to enforce such legal proceeding; provided, however, that the defence shall be conducted through legal counsel acceptable to the Underwriters and any Personnel, as applicable, acting reasonably, and the Indemnitor throughout the course thereof will provide copies of all relevant documentation to the Underwriters, will keep the Underwriters fully advised of the progress thereof and will discuss with the Underwriters all significant actions proposed. No admission of liability and no settlement of any action, suit, proceeding, claims or investigations shall be made without the prior written consent of the Indemnitor and the Underwriters and/or their Personnel, acting reasonably, as applicable, and none of the Indemnitor, the Underwriters and/or their Personnel, as applicable, shall be liable for any settlement of any such legal proceeding unless it has consented in writing to such settlement, such consent not to be unreasonably withheld. The Underwriters and their Personnel shall have the right to appoint its or their own separate counsel at the Indemnitor’s cost provided the Underwriters and/or their Personnel acts reasonably in selecting such counsel.

(5)	The indemnity and contribution obligations of the Indemnitor shall be in addition to any liability which the Indemnitor may otherwise have, shall extend upon the same terms and conditions to the Personnel of the Underwriters and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Indemnitor, the Underwriters and any of the Personnel.

(6)	This indemnity shall not apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable has determined that such expenses, losses, fees, claims, actions, damages, obligations and liabilities to which the Underwriters may be subject were caused solely / primarily by the gross negligence, intentional fault or willful misconduct of the indemnified party.

(7)	Any party entitled to contribution will, promptly after receiving notice of commencement of any claim, action, suit or proceeding against such party in respect of which a claim for contribution may be made against another party or parties under this section, notify such party or parties from whom contribution may be sought, but the omission to so notify such party shall not relieve the party from whom contribution may be sought from any obligation it may have otherwise under this section, except to the extent that the party from whom contribution may be sought is materially prejudiced by such omission. The right to contribution provided herein shall be in addition and not in derogation of any other right to contribution which the Underwriters may have by statute or otherwise by law.

15.	Expenses

The Company will be responsible for all costs and expenses related to the Offering (plus HST, if applicable), whether completed or not, including, without limitation: (i) all reasonable expenses of or incidental to the creation, issue, sale or distribution of the Offered Shares and the filing of the Prospectus Supplement; (ii) the fees and expenses of the Company’s legal counsel; and (iii) the documented fees and expenses of legal counsel for the Underwriters, (up to a maximum of $150,000 for Canadian legal counsel and US$20,000 for U.S. legal counsel, excluding taxes and the reasonable disbursements of any counsel to the Underwriters); and (iv) all reasonable costs incurred in connection with the preparation of documentation relating to the Offering, including reasonable out-of-pocket costs incurred by the Underwriters, other than its expenses in connection with their legal counsel.

16.	Syndication of the Underwriters

(1)	Subject to the terms and conditions hereof, the obligation of the Underwriters hereunder shall be several and neither joint nor joint and several. The percentage of the Offered Shares to be severally purchased and paid for by each of the Underwriters in connection with the Offering shall be as follows:

Name of Underwriter	Syndicate Position
Stifel Nicolaus Canada Inc.	70.0%
Canaccord Genuity Corp.	15.0%
Beacon Securities Limited	15.0%

(2)	If any of the Underwriters shall not complete the purchase and sale of its applicable percentage of the aggregate amount of the Offered Shares at the applicable Closing Time for any reason whatsoever, including by reason of Section 12 hereof, the other Underwriters (the “Continuing Underwriters”) shall have the right, but shall not be obligated, to purchase the Offered Shares which would otherwise have been purchased by the Underwriter which fails to purchase. If, with respect to the Offered Shares, a defaulting Underwriter fails to complete the purchase and sale of its applicable percentage of the aggregate amount of the Offered Shares at the applicable Closing Time and the Continuing Underwriters elect not to exercise such rights to assume the entire obligations of such defaulting Underwriter, then the Company shall have the right to terminate its obligations hereunder without liability except in respect of its indemnity, contribution and expense obligations to the Continuing Underwriters and in respect of any prior breach by the Company of this Agreement. Nothing in this Section 16 shall oblige the Company to sell less than all of the Offered Shares or shall relieve an Underwriter in default hereunder from liability to the Company or to a Continuing Underwriter.

(3)	Nothing in this Agreement shall oblige any U.S. Affiliate of any of the Underwriters to purchase the Offered Shares. Any U.S. Affiliate who makes any offers or sales of the Offered Shares in the United States will do so solely as an agent for an Underwriter.

(4)	Without affecting the firm obligation of the Underwriters to purchase the Offered Shares at the Offering Price in accordance with this Agreement (assuming due satisfaction of the terms and conditions contained in this Agreement), after the Underwriters have made reasonable effort to sell all of the Offered Shares offered under the Prospectus Supplement at the Offering Price, the price payable by the purchasers may be decreased by the Underwriters and further changed from time to time to an amount not greater than the Offering Price in compliance with Canadian Securities Laws. Such decrease in the price payable by the purchasers will decrease the Underwriters’ Commission to be paid by the Company to the Underwriters, so that the net proceeds of the Offering to be received by the Company will not be reduced. The Underwriters will inform the Company if the price payable by the purchasers is decreased.

17.	Advertisements

The Company acknowledges that the Underwriters shall have the right, subject always to Section 2 of this Agreement, and to prior approval by the Company, at their own expense, to place such advertisement or advertisements relating to the sale of the Offered Shares contemplated herein as the Underwriters may consider desirable or appropriate and as may be permitted by applicable law, including Canadian Securities Laws and U.S. Securities Laws. The Company and the Underwriters each agree that they will not make or publish any advertisement in any media whatsoever relating to, or otherwise publicize, the transaction provided for herein in the United State or so as to result in any exemption from the prospectus and registration requirements of Applicable Securities Laws and applicable securities laws in jurisdictions other than Canada in which the Offered Shares shall be offered or sold not being available.

18.	Action by Underwriters

All steps which must or may be taken by the Underwriters in connection with the Closing, with the exception of the matters relating to: (i) termination of purchase obligations, (ii) waiver and extension, and (iii) indemnification, contribution and settlement, may be taken by the Underwriters. The rights and obligations of the Underwriters under this Agreement shall be several and neither joint nor joint and several.

19.	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein. Each of the parties irrevocably attorns to the jurisdiction of the courts of the Province of Alberta.

20.	Notices

All notices or other communications by the terms hereof required or permitted to be given by one party to another shall be given in writing by personal delivery or by email to such other party as follows:

(a)	to the Company at:

Intermap Technologies Corporation

734 7th Ave S.W., Suite 604

Calgary, Alberta T2P 3P8

Attention:	Patrick Blott, Chairman & Chief Executive Officer
Email:	Pblott1@intermap.com

with a copy to (which copy shall not constitute notice):

Norton Rose Fulbright Canada LLP

400 3rd Ave S.W., Suite 3700

Calgary, Alberta T2P 4H2

Attention:	Jennifer Kennedy
Email:	jennifer.kennedy@nortonrosefulbright.com

(b)	to the Underwriters, to:

Stifel Nicolaus Canada Inc.

161 Bay Street West, Suite 3800

Toronto, ON M5J 2S1

Attention:	Brandon Roopnarinesingh
Email:	roop@stifel.com

with a copy to (which copy shall not constitute notice):

Bennett Jones LLP

3400 One First Canadian Place

100 King Street West

Toronto, Ontario M5X 1A4

Attention:	Aaron Sonshine
Email:	sonshinea@bennettjones.com

or at such other address or email address as may be given by either of them to the other in writing from time to time and such notices or other communications shall be deemed to have been received when personally delivered or, if delivered by email, on the date of receipt (with receipt confirmed) provided notice or communication is received prior to 5:00 p.m. (recipient’s time) on a Business Day or, in any other case, on the next Business Day after such notice or other communication has been delivered by email.

21.	Counterpart Signature

This Agreement may be executed in one or more counterparts (including counterparts by facsimile or other electronic means), which together shall constitute an original copy hereof as of the date first noted above.

22.	Time of the Essence

Time shall be of the essence in this Agreement.

23.	Severability

If any provision of this Agreement is determined to be void or unenforceable, in whole or in part, such void or unenforceable provision shall not affect or impair the validity of any other provision of this Agreement and shall be severable from this Agreement.

24.	Entire Agreement

This Agreement constitutes the entire agreement between the Underwriters and the Company relating to the subject matter hereof and supersedes all prior agreements between the Underwriters and the Company relating to the Offering, including the provisions of the Engagement Letter.

25.	Obligations of the Underwriters

In performing their respective obligations under this Agreement, the Underwriters shall be acting severally and not jointly and severally. Nothing in this Agreement is intended to create any relationship in the nature of a partnership, or joint venture between the Underwriters.

26.	Market Stabilization

In connection with the distribution of the Offered Shares, the Underwriters (or any of them) may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market, but in each case as permitted by applicable Canadian Securities Laws and U.S. Securities Laws. Such stabilizing transactions, if any, may be discontinued by the Underwriters at any time.

27.	Successors and Assigns

The terms and provisions of this Agreement shall be binding upon and enure to the benefit of the Company and the Underwriters and their respective executors, heirs, successors and permitted assigns; provided that, except as provided herein, this Agreement shall not be assignable by any party without the written consent of the others.

28.	No Fiduciary Duty

The Company hereby acknowledges that the Underwriters are acting solely as Underwriters in connection with the purchase and sale of the Company’s securities contemplated hereby. The Company further acknowledges that the Underwriters are acting pursuant to a contractual relationship created solely by this Agreement entered into on an arm’s length basis, and in no event do the parties intend that the Underwriters act or be responsible as a fiduciary to the Company, its management, shareholders or creditors or any other person in connection with any activity that the Underwriters may undertake or have undertaken in furtherance of such purchase and sale of the Company’s securities, either before or after the date hereof. The Underwriters hereby expressly disclaim any fiduciary or similar obligations to the Company, either in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions, and the Company hereby confirms its understanding and agreement to that effect. The Company and the Underwriters agree that they are each responsible for making their own independent judgments with respect to any such transactions and that any opinions or views expressed by the Underwriters to the Company regarding such transactions, including, but not limited to, any opinions or views with respect to the price or market for the Company’s securities, do not constitute advice or recommendations to the Company. The Company and the Underwriters agree that the Underwriters are acting as principal and not as an agent or fiduciary of the Company and no Underwriter has assumed, and no Underwriter will assume, any advisory responsibility in favour of the Company with respect to the transactions contemplated hereby or the process leading thereto (irrespective of whether any Underwriter has advised or is currently advising the Company on other matters).

29.	Further Assurances

Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.

30.	Effective Date

This Agreement is intended to and shall take effect as of the date first set forth above, notwithstanding its actual date of execution or delivery.

If the Company is in agreement with the foregoing terms and conditions, please so indicate by executing a copy of this Agreement where indicated below and delivering the same to the Underwriters.

Yours very truly,
STIFEL NICOLAUS CANADA INC.

	Per:	(signed) “Brandon Roopnarinesingh”
	Name	Brandon Roopnarinesingh
	Title:	Director, Investment Banking

CANACCORD GENUITY CORP.

Per:	(signed) “Jason Sleeth”
Name	Jason Sleeth
Title:	Managing Director

BEACON SECURITIES LIMITED

Per:	(signed) “Justin Gilman”
Name	Justin Gilman
Title:	Managing Director

The foregoing accurately reflects the terms of the transaction that we are to enter into and such terms are agreed to.

ACCEPTED as of this 24th day of September, 2025.

INTERMAP TECHNOLOGIES CORPORATION

Per:	(signed) “Patrick Blott”
Name	Patrick Blott
Title:	Chairman & Chief Executive Officer

A-1

SCHEDULE “A”

UNITED STATES OFFERS AND SALES

As used in this Schedule “A”, capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Agreement to which this Schedule is annexed and the following terms shall have the meanings indicated:

“affiliate” means “affiliate” as defined in Rule 405 under the U.S. Securities Act.

“Directed Selling Efforts” means “directed selling efforts” as that term is defined in Rule 902(c) of Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule “A”, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Offered Shares being offered in reliance on Regulation S, and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Offered Shares;

“Foreign Issuer” means “foreign issuer” as defined in Rule 902(e) of Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means any issuer which is: (a) the government of any foreign country or of any political subdivision of a foreign country; or (b) a corporation or other organization incorporated or organized under the laws of any foreign country, except an issuer meeting the following conditions as of the last business day of its most recently completed second fiscal quarter: (1) more than 50 percent of the outstanding voting securities of such issuer are directly or indirectly owned of record by residents of the United States; and (2) any of the following; (i) the majority of the executive officers or directors of the issuer are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States

“General Solicitation” and “General Advertising” means “general solicitation” and/or “general advertising”, as those terms are used in Rule 502(c) of Regulation D. Without limiting the foregoing, but for greater clarity, general solicitation or general advertising includes, but is not limited to, any advertisements, articles, notices or other communications published in any newspaper, magazine or similar media, or on the internet, or broadcast over radio, television or the internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

“Offshore Transaction” means an “offshore transaction” as that term is defined in Rule 902(h) of Regulation S;

“Qualified Institutional Buyer Letter” means the Qualified Institutional Buyer Letter in the form attached as Exhibit I to the U.S. Placement Memorandum;

“Regulation D” means Regulation D adopted by the SEC under the U.S. Securities Act;

“Regulation S” means Regulation S adopted by the SEC under the U.S. Securities Act; and

“Substantial U.S. Market Interest” means “substantial U.S. market interest” as that term is defined in Rule 902(j) of Regulation S.

A-2

Representations, Warranties and Covenants of the Underwriters

The Underwriters, on behalf of themselves and on behalf of their affiliates, representatives and selling group members, acknowledge that the Offered Shares have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States, and the Offered Shares may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act and applicable state securities laws.

Each Underwriter, on behalf of itself, its Affiliates (including its U.S. Affiliate), representatives and selling group members, if applicable, represents, warrants, covenants and agrees to and with the Company, on the date hereof and on the Closing Date and any Over-Allotment Closing Date, severally, but not jointly, that:

1.	It has not offered or sold, and will not offer or sell, at any time any Offered Shares except (a) in Offshore Transactions in compliance with Rule 903 of Regulation S, or (b) to U.S. Purchasers that are Qualified Institutional Buyers pursuant to Rule 144A and similar exemptions under state securities laws and as provided in paragraphs 2 through 10 below. Accordingly, none of the Underwriter, its Affiliates (including the U.S. Affiliate) or any person acting on any of their behalf, has made or will make (except as permitted herein): (i) any offer to sell, or any solicitation of an offer to buy, any Offered Shares in the United States, (ii) any sale of Offered Shares to any Purchaser unless, at the time the buy order was or will have been originated, the Purchaser was not a U.S. Purchaser or the Underwriter, its affiliates (including the U.S. Affiliate) or any person acting on any of their behalf, reasonably believed that such Purchaser was not a U.S. Purchaser, or (iii) any Directed Selling Efforts in the United States.

2.	It has not entered and will not enter into any contractual arrangement with respect to the offer and sale of the Offered Shares except with the U.S. Affiliate (who has agreed to comply with the terms of the Agreement, including this Schedule “A”), any selling group member (who has agreed to comply with the terms of the Agreement, including this Schedule “A”, in the manner required by the Agreement) or with the prior written consent of the Company. The Underwriter has required and shall require the U.S. Affiliate, if applicable, to agree, and each selling group member to agree, for the benefit of the Company, to comply with, and has and shall use its best efforts to ensure that the U.S. Affiliate and each selling group member complies with, the same provisions of the Agreement (including this Schedule “A”) as apply to the Underwriter as if such provisions applied to the U.S. Affiliate and such selling group member.

3.	All offers and sales of Offered Shares that have been or will be made by it in the United States or to a U.S. Purchaser, have been or will be made through the Underwriter’s U.S. Affiliate and in compliance with all applicable U.S. federal and state legal requirements including, but not limited to, all broker- dealer requirements and the rules and regulations of the Financial Industry Regulatory Authority, Inc. The Underwriter’s U.S. Affiliate is, was and will be on the date of each offer and/or sale of Offered Shares to, from or in the United States and/or to a U.S. Purchaser, duly registered as a broker-dealer pursuant to Section 15(b) of the U.S. Exchange Act and under the securities laws of each U.S. state in which such offers and sales were or will be made (unless exempted from the respective state’s broker-dealer registration requirements), and a member in good standing with the Financial Industry Regulatory Authority, Inc.

4.	None of it, its affiliates (including the U.S. Affiliate), any selling group member, or any person acting on any of their behalf has utilized, and none of such persons will utilize, any form of General Solicitation or General Advertising in connection with the offer and sale of the Offered Shares in the United States or to U.S. Purchasers, or has offered or sold or will offer or sell any Offered Shares in any manner involving a public offering in the United States within the meaning of Section 4(a)(2) of the U.S. Securities Act.

A-3

5.	Immediately prior to soliciting any U.S. Purchasers, the Underwriter, its affiliates (including the U.S. Affiliate), and any person acting on any of their behalf had reasonable grounds to believe and did believe that each offeree was a Qualified Institutional Buyer with respect to which the Underwriter or its affiliates (including the U.S. Affiliate) had a pre-existing business relationship, and at the time of completion of each sale by the Company to a U.S. Purchaser, the Underwriter, its affiliates (including the U.S. Affiliate), and any person acting on any of their behalf will have reasonable grounds to believe and will believe, that each U.S. Purchaser purchasing the Offered Shares from the Underwriter or the U.S. Affiliate as principal is a Qualified Institutional Buyer.

6.	All offerees of the Offered Shares solicited by it who are, or were, U.S. Purchasers have been informed that the Offered Shares have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and that the Offered Shares are being offered and sold to such U.S. Purchasers in reliance on the exemptions from the registration requirements of the U.S. Securities Act provided by Rule 144A and similar exemptions from registration under applicable U.S. state securities laws.

7.	It has delivered, through the U.S. Affiliate to each U.S. Purchaser to whom it offered to sell or from whom it solicited any offer to buy the Offered Shares the U.S. Placement Memorandum, including the Prospectus Supplement, and each U.S. Purchaser will have received at or prior to the time of purchase of any Offered Shares, the U.S. Placement Memorandum, including the Prospectus Supplement, and any U.S. Supplementary Material. No other written material has been or will be used in connection with the offer or sale of the Offered Shares in to, or for the account or benefit of, U.S. Purchasers, except marketing materials in a form approved by the Company in writing.

8.	Prior to completion of any sale of Offered Shares to a U.S. Purchaser, each such U.S. Purchaser that is purchasing Offered Shares will be required to provide to the Underwriter or the U.S. Affiliate a completed and executed Qualified Institutional Buyer Letter, and the Underwriters shall provide the Company with a list of all Purchasers that are U.S. Purchasers, including the state in which such purchaser is located and copies of all such completed and executed agreements for acceptance by the Company at least one Business Day prior to the Closing Date and any Over- Allotment Closing Date.

9.	None of the Underwriters, their affiliates (including the U.S. Affiliate), or any person acting on any of their behalf has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Offered Shares.

10.	At each Closing, each Underwriter will, together with the U.S. Affiliate (and each selling group member), if applicable, provide a certificate, in the form of Annex I to this Schedule “A”, relating to the manner of the offer and sale of the Offered Shares in the United States and/or to U.S. Purchasers. Failure to deliver such a certificate shall constitute a representation by such Underwriter and such U.S. Affiliate that neither it nor anyone acting on its behalf (including any selling group members) (i) has offered or sold Offered Shares in the United States or to any U.S. Purchasers or (ii) is receiving directly or indirectly any remuneration or compensation for the solicitation of U.S. Purchasers or sales to U.S. Purchasers.

A-4

Representations, Warranties and Covenants of the Company

The Company represents, warrants, covenants and agrees as at the date hereof and as at the Closing Date and any Over-Allotment Closing Date that:

1.	The Company is a Foreign Issuer that reasonably believes there is no Substantial U.S. Market Interest in the Common Shares or the Broker Warrants.

2.	The Company is not, and following the application of the proceeds from the sale of the Offered Shares will not be, registered or required to be registered as an “investment company” as such term is defined in the United States Investment Company Act of 1940, as amended.

3.	The offer and sale of the Offered Shares in the United States is not prohibited pursuant to an order issued pursuant to Section 12(j) of the U.S. Exchange Act and any rules or regulations promulgated thereunder.

4.	Except with respect to offers and sales in the United States in accordance with this Agreement (including this Schedule “A”) to U.S. Purchasers that are Qualified Institutional Buyers pursuant to Rule 144A, none of the Company, its affiliates, or any person acting on any of their behalf (other than the Underwriters, the U.S. Affiliates, their respective affiliates, Selling Firms or any person acting on any of their behalf, in respect of which no representation, warranty, covenant or agreement is made), has made or will make: (a) any offer to sell, or any solicitation of an offer to buy, any Offered Shares in the United States; or (b) any sale of Offered Shares unless, at the time the buy order was or will have been originated, (i) the Purchaser is outside the United States or (ii) the Company, its affiliates, and any person acting on any of their behalf reasonably believe that the Purchaser is outside the United States and not a U.S. Purchaser.

5.	During the period in which Offered Shares are offered for sale, none of the Company, its affiliates, or any person acting on any of their behalf (other than the Underwriters, the U.S. Affiliates, their respective affiliates, selling group members, or any person acting on any of their behalf, in respect of which no representation, warranty, covenant or agreement is made) has engaged in or will engage in any Directed Selling Efforts or has taken or will take any action that would cause the exemption afforded by Rule 144A or the exclusion from registration afforded by Rule 903 of Regulation S to be unavailable for offers and sales of Offered Shares in accordance with the Agreement, including this Schedule “A”.

6.	None of the Company, its affiliates or any person acting on any of their behalf (other than the Underwriters, the U.S. Affiliates, their respective affiliates, selling group members or any person acting on any of their behalf, in respect of which no representation, warranty, covenant or agreement is made) has offered or will offer to sell, or has solicited or will solicit offers to buy, Offered Shares in the United States by means of any form of General Solicitation or General Advertising or has taken or will take any action that would constitute a public offering of the Offered Shares in the United States within the meaning of Section 4(a)(2) of the U.S. Securities Act, or any other securities in a manner that would be integrated with the offer and sale of the Offered Shares and would cause the exemption afforded by Rule 144A to be unavailable for offers and sales of the Offered Shares.

7.	None of the Company, its affiliates or any person acting on any of their behalf (other than the Underwriters, the U.S. Affiliates, their respective affiliates, selling group members or any person acting on any of their behalf, in respect of which no representation, warranty, covenant or agreement is made) has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Offered Shares.

A-5

8.	So long as any of the Offered Shares which have been sold to, or for the account or benefit of, persons in the United States and U.S. Persons in reliance upon Rule 144A are outstanding and are “restricted securities” within the meaning of Rule 144(a)(3) under the U.S. Securities Act, and if the Company is neither exempt from reporting pursuant to Rule 12g3- 2(b) of the U.S. Exchange Act nor subject to and in compliance with Section 13 or 15(d) of the U.S. Exchange Act, the Company will furnish to any holder of such securities and any prospective purchaser of the securities designated by such holder, upon request of such holder, the information required to be delivered pursuant to Rule 144A(d)(4) under the U.S. Securities Act (so long as such requirement is necessary in order to permit holders of such Offered Shares to effect resales under Rule 144A).

9.	For each taxable year in which the Company is a “passive foreign investment company” as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), if requested in writing by a U.S. Purchaser, the Company will provide such U.S. Purchaser with the required information to enable it to make a qualified electing fund election under Section 1295 of the Internal Revenue Code and the applicable treasury regulations promulgated thereunder. The Company may elect to provide such information on its website.

10.	The Offered Shares are not and, as of the Closing Date and the Over-Allotment Closing Date, as applicable, will not be, and no securities of the same class are or will be:

(i)	listed on a national securities exchange registered under Section 6 of the U.S. Exchange Act;

(ii)	quoted in a “U.S. automated inter-dealer quotation system”, as such term is used in Rule 144A; or

(iii)	convertible or exchangeable at an effective conversion premium or exercise premium (calculated as specified in paragraph (a)(6) and (a)(7) of Rule 144A) of less than 10% for securities so listed or quoted.

General

Each of the Underwriters (and their U.S. Affiliates) on the one hand and the Company on the other hand understand and acknowledge that the other parties hereto will rely on the truth and accuracy of the representations, warranties, covenants and agreements contained herein.

A-6

ANNEX I TO SCHEDULE “A”

UNDERWRITER’S CERTIFICATE

In connection with the private placement in the United States of Offered Shares of the Company pursuant to the Agreement, the undersigned Underwriter and ●, its U.S. Affiliate, do hereby certify as follows:

(a)	we acknowledge that the Offered Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any applicable U.S. state securities laws, and the Offered Shares may not be offered or sold in the United States except pursuant to an available exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws;

(b)	the Offered Shares have been offered and sold by us in the United States only by the U.S. Affiliate which was on the dates of such offers and sales, and is on the date hereof, duly registered as a broker-dealer pursuant to Section 15(b) of the U.S. Exchange Act, and under the securities laws of each state in which such offers and sales were made (unless exempted from the respective state’s broker-dealer registration requirements) and was and is a member in good standing with the Financial Industry Regulatory Authority, Inc. (“FINRA”);

(c)	immediately prior to transmitting the U.S. Placement Memorandum, including the exhibits and schedules attached thereto and the Prospectus Supplement, to a U.S. Purchaser, we had reasonable grounds to believe and did believe that each such person was a Qualified Institutional Buyer, and we continue to believe that each Purchaser who is a U.S. Purchaser that we have arranged to purchase Offered Shares from us as principal is a Qualified Institutional Buyer;

(d)	all offers and sales of the Offered Shares by us in the United States have been effected in accordance with all applicable United States federal and state broker-dealer requirements and the rules of FINRA;

(e)	no form of General Solicitation or General Advertising was used by us in connection with the offer and sale of the Offered Shares in the United States and we have not offered and will not offer any Offered Shares in any manner involving a public offering in the United States within the meaning of Section 4(a)(2) of the U.S. Securities Act;

(f)	prior to any sale of Offered Shares to a U.S. Purchaser, we caused such person to receive the U.S. Placement Memorandum, including the Prospectus Supplement and any U.S. Supplementary Material, and we caused such person to execute the Qualified Institutional Buyer Letter, and we provided the Company with copies of all such completed and executed exhibits and schedules for acceptance by the Company, and no other written material was used in connection with the offer or sale of the Offered Shares with respect to such offerees;

(g)	neither we, nor our affiliates nor or any person acting on any of our behalf have taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S.

Exchange Act in connection with the offer and sale of the Offered Shares; and

(h)	the offering of the Offered Shares has been conducted by us in accordance with the terms of the Agreement, including Schedule “A” attached thereto.

A-7

Terms used in this certificate have the meanings given to them in the Agreement (including Schedule “A” attached thereto) unless defined herein.

[NAME OF UNDERWRITER]		[NAME OF U.S. AFFILIATE]

By:		By:
	Authorized Signing Officer		Authorized Signing Officer
	Print Name		Print Name

SCHEDULE “B”

FORM OF LOCK UP AGREEMENT

LOCK-UP AGREEMENT

● , 2025

TO:	Stifel Nicolaus Canada Inc., Canaccord Genuity Corp. and Beacon Securities Limited

AND TO:	Intermap Technologies Corporation

The undersigned, ● (the “Undersigned”) is [a director][an officer] of Intermap Technologies Corporation (the “Company”) and understands that an underwriting agreement dated September 24th, 2025 (the “Underwriting Agreement”) has been executed and delivered by the Company and Stifel Nicolaus Canada Inc. (the “Lead Underwriter”), for and on behalf of a syndicate of underwriters that includes Canaccord Genuity Corp. and Beacon Securities Limited (collectively with the Lead Underwriter, the “Underwriters”), whereby the Company agreed to offer Offered Shares of the Company for sale to the public on a “bought deal” underwritten basis (the “Offering”). The execution and delivery by the Undersigned of this agreement (this “Lock-Up Agreement”) is a condition to the closing of the Offering. Any capitalized terms used herein but not otherwise defined shall have the meaning ascribed to them in the Underwriting Agreement.

In consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Undersigned hereby agrees not to, directly or indirectly, offer, sell, contract to sell, transfer, assign, pledge, grant any option to purchase, make any short sale, or otherwise dispose of, or transfer, or publicly announce any intention to do so, any Common Shares, whether now owned or after acquired, directly or indirectly, or under their control or direction, or with respect to which each has beneficial ownership (the “Locked-Up Securities”), or enter into any transaction or arrangement that has the effect of transferring, in whole or in part, any of the economic consequences of ownership of Common Shares, whether such transaction is settled by the delivery of Common Shares, other securities, cash or otherwise, without, in each case, the prior written consent of the Lead Underwriter, on behalf of the Underwriters, which consent shall not be unreasonably withheld or delayed, until 90 days after the Closing Date (the “Lock-Up Period”).

Notwithstanding anything to the contrary contained in this Lock-Up Agreement, during the Lock-Up Period, the Undersigned may, without the consent of the Lead Underwriter, on behalf of the Underwriters:

(a)	transfer their Locked-Up Securities in connection with the exercise of warrants or options in accordance with the terms thereof (and provided that any Common Shares obtained by such exercise shall remain subject to the terms of the Lock-Up Agreement);

(b)	transfer, sell or tender any or all of their Locked-Up Securities pursuant to a take-over bid or similar transaction, including without limitation, a merger, arrangement or amalgamation or other transaction involving a change of control of the Company; or

(c)	transfer any or all of the Locked-Up Securities to any nominee or custodian where there is no change in beneficial ownership;

(d)	transfer any or all of the Locked-Up Securities for tax planning purposes, including in connection with charitable activities or with a trust whose sole beneficiaries are related parties of the Undersigned who agree to be bound by the terms hereof;

B-2

(e)	transfer any or all of the Locked-Up Securities pursuant to a pledge as security for indebtedness owing to a bona fide lender and/or any sale of the securities upon such lender realizing on such security, provided that any such transferee or pledgee shall first execute a lock-up agreement in substantially the same form as this Lock-Up Agreement which lock- up agreement shall remain in force until the remainder of the Lock-Up Period; or

(f)	as a result of the death of the Undersigned, transfer any or all of the Locked-Up Securities..

The Undersigned hereby represents and warrants that the Undersigned has full power and authority to enter into this Lock-Up Agreement and that, upon the reasonable request of the Underwriters, the Undersigned will execute any additional documents as may be reasonably necessary in connection with the enforcement of this Lock-Up Agreement. The Undersigned has, as applicable, good and marketable title to the Locked- Up Securities and understands that the Company and the Underwriters are relying upon this Lock-Up Agreement in proceeding toward consummation of the Offering. This Lock-Up Agreement is irrevocable and shall be binding upon the legal representatives, successors and permitted assigns of the Undersigned.

This Lock-Up Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable in the Province of Alberta, without reference to conflicts of laws.

This Lock-Up Agreement constitutes the entire agreement and understanding between and among the parties with respect to the subject matter of this Lock-Up Agreement and supersedes any prior agreement, representation or understanding with respect to such subject matter.

This Lock-Up Agreement has been entered into on the date first written above.

[NAME OF DIRECTOR/OFFICER]